                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-74717

                                2,750,000 SHARES

                              JAKKS PACIFIC, INC.

                                  COMMON STOCK

                           -------------------------

     Of the 2,750,000 shares of common stock being offered, JAKKS Pacific, Inc. is offering 2,318,750 shares and two of our stockholders are offering 431,250 shares. Our common stock is traded on the Nasdaq National Market under the symbol "JAKK." On April 27, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $22.375 per share.

                           -------------------------

               AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                           -------------------------

                                                 PER SHARE       TOTAL
                                                 ---------       -----
Public Offering Price..........................   $21.00      $57,750,000
Underwriting Discount..........................   $ 1.26      $ 3,465,000
Proceeds to JAKKS..............................   $19.74      $45,772,125
Proceeds to the Selling Stockholders...........   $19.74      $ 8,512,875

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT, NOR HAS ANY STATE SECURITIES REGULATOR, APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     JAKKS and the selling stockholders have granted the underwriters a 30-day option to purchase up to 412,500 additional shares of our common stock to cover over-allotments. The underwriters expect to deliver the shares of common stock to purchasers on or about May 3, 1999.

                           -------------------------

ADVEST, INC.
                         MORGAN KEEGAN & COMPANY, INC.
                                                            SOUTHWEST SECURITIES

                 THE DATE OF THIS PROSPECTUS IS APRIL 28, 1999.

[PICTURES OF SOME OF JAKKS PACIFIC, INC.'S TOYS ACCOMPANIED BY THE BRAND NAMES OR PRODUCT LINE DESCRIPTION OF THESE TOYS]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS. WE AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO THE "COMPANY," "JAKKS," "WE," "US" AND "OUR" REFER TO JAKKS PACIFIC, INC. AND ITS SUBSIDIARIES.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Disclosure Regarding Forward-Looking Statements.............    3
Summary.....................................................    5
Risk Factors................................................    8
Use of Proceeds.............................................   16
Price Range of Common Stock and Dividend Policy.............   17
Capitalization..............................................   18
Selected Consolidated Financial Data........................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   29
Management..................................................   40
Principal and Selling Stockholders..........................   42
Certain Relationships and Related Transactions..............   43
Description of Securities...................................   44
Underwriting................................................   46
Legal Matters...............................................   48
Experts.....................................................   48
Where You Can Find More Information.........................   49
Index to Consolidated Financial Statements..................  F-1

                           -------------------------

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included in this prospectus regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. When we use words like "intend," "anticipate," "believe," "estimate," "plan" or "expect," we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" below and elsewhere in this prospectus. You should understand that forward-looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

     We own or have rights to various trademarks and brand or trade names that we use in conjunction with the sale of our products. These include World Wrestling Federation, Road Champs, Remco, Child Guidance, Ford, Chevrolet, Car and Driver and B.A.S.S. Masters, among others. We also refer in this prospectus to other trademarks or brand or trade names that are owned or licensed by other companies.

                                    SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors," beginning on page 8, and our consolidated financial statements and the related notes, before deciding to invest in our common stock. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option.

                                  THE COMPANY

OUR BUSINESS.................   We design, develop, produce and market toys and
                                related products. We focus on "evergreen" branded products that are less subject to market fads or trends and feature well-known brand names and simpler, lower-priced toys and accessories.

OUR PRODUCTS.................   Our principal products are (1) action figures
                                and accessories featuring licensed characters, principally from the World Wrestling Federation,
                                (2) Road Champs die-cast collectible and toy vehicles and Remco toy vehicles and role-play toys and accessories, (3) Child Guidance infant and pre-school electronic toys, and (4) fashion and mini dolls and related accessories. We also participate in a joint venture with THQ Inc.
                                ("THQ") that will develop, produce and market video games based on World Wrestling Federation characters and themes under an exclusive license with Titan Sports, Inc. ("Titan Sports").

OUR CUSTOMERS................   We make most of our sales to major U.S. toy and
                                discount retail store chains, such as Toys 'R
                                Us, Wal-Mart, Kay-Bee Toys, Kmart and Target, department stores, specialty stores, wholesalers, hobby shops and corporate accounts.
                                We also sell our products to customers outside the U.S., including foreign subsidiaries of some of our major U.S. customers and other non-U.S.
                                retailers and distributors.

OUR INDUSTRY.................   According to Toy Manufacturers of America, Inc.,
                                the leading industry trade group, total
                                manufacturers' shipments of toys, excluding video games, in the U.S. were approximately
                                $15.2 billion in 1998, and sales by U.S. toy manufacturers to non-U.S. customers totaled approximately $5.5 billion in 1997. In the video game segment, manufacturers' shipments of video game software were approximately $3.0 billion in 1998.

OUR STRATEGY.................   We plan to expand our core product lines and
                                diversify into new product categories by growing internally, making strategic acquisitions and entering into additional character and product licenses. We also plan to intensify our international sales efforts. In addition, we will continue our focus on maintaining our low-overhead infrastructure and efficient operating methods.

RECENT OPERATING RESULTS.....   On April 12, 1999, we announced operating
                                results for our first quarter ended March 31, 1999. Net sales for the quarter in 1999 totaled
                                $25.0 million, an increase of 126% from $11.0 million for the comparable period in 1998. Net income in the 1999 quarter was $2.0 million, an increase of 334% from $0.5 million in the 1998 quarter, while diluted earnings per share increased to $0.25 in the 1999 quarter from $0.08 in the 1998 quarter.

                                  THE OFFERING

Common stock offered by JAKKS...............  2,318,750 shares
Common stock offered by the selling
  stockholders..............................  431,250 shares
Common stock outstanding after this
  offering..................................  9,643,280 shares(1)(2)
Use of proceeds to JAKKS....................  To fund capital obligations to the joint venture, to fund product development, to
                                              finance potential acquisitions and for
                                              working capital and general corporate
                                              purposes
Nasdaq National Market Symbol...............  JAKK

-------------------------
(1) Does not include 1,786,916 shares issuable upon the exercise of all our outstanding warrants and options or 558,658 shares issuable upon the conversion of all our outstanding convertible preferred stock.

(2) If all the over-allotment shares are also sold, we would issue an additional 347,813 shares, so that 9,991,093 shares would be outstanding after this offering.

                           -------------------------

                                  RISK FACTORS

     You should refer to the section entitled "Risk Factors," beginning on page 8, for a discussion of certain factors you should consider before purchasing our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    APRIL 1, 1995
                                    (INCEPTION) TO      YEARS ENDED DECEMBER 31,
                                     DECEMBER 31,     -----------------------------
                                         1995          1996       1997       1998
                                    --------------    -------    -------    -------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net sales.........................      $6,078        $12,052    $41,945    $85,253
Gross profit......................       1,947          4,821     16,070     33,253
Income from operations............         547          1,209      4,175      9,246
Net income........................      $  436        $ 1,180    $ 2,786    $ 6,375
                                        ======        =======    =======    =======
Basic earnings per share..........      $ 0.22        $  0.36    $  0.60    $  1.12
                                        ======        =======    =======    =======
Weighted average shares
  outstanding.....................       2,000          3,284      4,621      5,693
                                        ======        =======    =======    =======
Diluted earnings per share........      $ 0.20        $  0.34    $  0.52    $  0.89
                                        ======        =======    =======    =======
Weighted average shares and
  equivalents outstanding.........       2,191          3,504      6,008      7,602
                                        ======        =======    =======    =======

                                                                  AS OF
                                                            DECEMBER 31, 1998
                                                        -------------------------
                                                        ACTUAL     AS ADJUSTED(1)
                                                        -------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............................  $12,452       $57,674
Working capital.......................................   13,736        59,018
Total assets..........................................   58,736       103,550
Total stockholders' equity............................   37,754        88,568

-------------------------
(1) As adjusted to reflect (a) the sale by JAKKS of 2,318,750 shares of our common stock at a public offering price of $21.00 per share and our application of the net proceeds we receive from that sale and (b) the conversion of $6.0 million principal amount of our convertible debentures into 1,043,479 shares of our common stock. You should refer to the section entitled "Use of Proceeds" for a discussion of how we intend to use these net proceeds and the section entitled "Description of Securities -- Convertible Debentures" for a description of these securities and the terms of conversion.

                                  RISK FACTORS

     The purchase of our common stock involves substantial investment risks. You should carefully consider the following risk factors, in addition to the remainder of this prospectus, before purchasing our common stock.

WE ARE SUBJECT TO CHANGING CONSUMER PREFERENCES AND
NEW PRODUCT INTRODUCTIONS

     Consumer preferences in the toy industry are continuously changing and difficult to predict. Relatively few products become popular with consumers and they often have short life cycles. We cannot assure you that:

     - our current products will continue to be popular with consumers;

     - our product lines or products we introduce will achieve any significant degree of market acceptance; or

     - the life cycles of our products will be sufficient to permit us to recover licensing, design, manufacturing, marketing and other costs associated with those products.

     Accordingly, our success will depend on our ability to enhance existing product lines and to develop new products and product lines. The failure of new product lines to achieve or sustain market acceptance could adversely affect our business, financial condition and results of operations. In addition, the success of many of our character- and theme-related products depends on the popularity of characters in movies, television programs, live wrestling exhibitions and other media. We cannot assure you that:

     - if the media related to our existing character- and theme-related product lines are successful, this success will result in substantial promotional value to our products;

     - we will be successful in obtaining licenses to produce new character- and theme-related products in the future; or

     - media related to our character- and theme-related product lines will be released at the times we expect or will be successful.

A LIMITED NUMBER OF OUR PRODUCT LINES ACCOUNT FOR A SUBSTANTIAL PORTION OF OUR NET SALES

     We derive a substantial portion of our net sales from a limited number of product lines. Sales of the World Wrestling Federation, Road Champs and Remco product lines represented approximately 82.7% of our net sales in 1997 and 78.5% in 1998. We cannot assure you that any of the products in these branded product lines will retain their current popularity. A decrease in the popularity of any one of these branded product lines may adversely affect our business, financial condition and results of operations.

THERE ARE RISKS ASSOCIATED WITH OUR LICENSE AGREEMENTS

1. OUR CURRENT LICENSES REQUIRE US TO PAY MINIMUM ROYALTIES

     Sales of products under trademarks or trade or brand names licensed from others accounted for substantially all of our net sales in 1997 and 1998. Product licenses allow us to capitalize on characters, designs, concepts and inventions owned by others or developed

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

by toy inventors and designers. Our license agreements generally require us to make specified minimum royalty payments, even if we fail to sell a sufficient number of units to cover these amounts. In addition, under certain of our license agreements, if we fail to achieve certain prescribed sales targets, we may be unable to retain or renew these licenses. Our payments for royalties earned under our license agreements were approximately $2,858,000 in 1997 and approximately $6,322,000 in 1998. As of December 31, 1998, our aggregate minimum royalty payments for 1999 under our then current license agreements were approximately $1,753,000.

2. THE USE OF OUR LICENSES IS RESTRICTED

     Under some of our license agreements, the licensors have the right to review and approve our use of licensed products, designs or materials before we are permitted to make any sales. The refusal to permit our use of any licensed property in the way we propose, or any delay resulting from their review process, could prohibit or impede our development or sale of new products.

3. NEW LICENSES ARE DIFFICULT TO OBTAIN

     Our success will depend in part on our ability to obtain additional licenses. Competition for desirable licenses is intense. We cannot assure you that we will be able to secure or renew significant licenses on terms acceptable to us. In addition, as we add licenses, the need to fund additional royalty advances and guaranteed minimum royalty payments may strain our cash resources.

THE NEW JOINT VENTURE IS SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES

     In addition to the risks relating to us and the toy industry, the joint venture faces the following risks:

     - The joint venture depends entirely on a single license, which gives it the exclusive right to produce and market video games based on World Wrestling Federation characters and themes. The popularity of wrestling, in general, and the World Wrestling Federation, in particular, is subject to changing consumer tastes and demands. A decline in the popularity of the World Wrestling Federation could adversely affect the joint venture's and our business, financial condition and results of operations.

     - The joint venture will rely on hardware manufacturers and THQ's non-exclusive licenses with them for the right to publish titles for their platforms and for the manufacture of the joint venture's titles. If THQ's licenses were to terminate and the joint venture could not otherwise obtain these licenses from the manufacturers, it would be unable to publish additional titles for these manufacturers' platforms, which would materially adversely affect its and our business, financial condition and results of operations.

     - The software industry has experienced periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. The joint venture's sales of software titles will be dependent, among other factors, on the popularity and unit sales of platforms generally, as well as on the relative popularity and unit sales of various platforms. The relative popularity of platforms has fluctuated significantly in recent years. An unexpected decline in the popularity of a

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

       particular platform can be expected to have a material adverse effect on consumer demand for titles released or to be released by the joint venture for these platforms.

     - The joint venture's failure to timely develop titles for new platforms that achieve significant market acceptance, to maintain net sales that are commensurate with product development costs or to maintain compatibility between its PC CD-ROM titles and the related hardware and operating systems would adversely affect the joint venture's and our business, financial condition and results of operations.

     - We are required to make capital contributions to the joint venture to enable it to pay guaranteed minimum royalty advances to Titan Sports, as well as other royalties to developers of World Wrestling Federation titles. These significant costs are capitalized and then amortized or otherwise expensed as units of the titles are sold. If future sales of particular titles are not sufficient to recover these costs, the resulting write-off could materially adversely affect the joint venture's and our business, financial condition and results of operations.

THE TOY INDUSTRY IS HIGHLY COMPETITIVE

     The toy industry is highly competitive. Many of our competitors have certain competitive advantages over us due to:

     - greater financial resources;

     - longer operating histories;

     - stronger name recognition;

     - larger sales and marketing and product development departments; and

     - greater economies of scale.

     In addition, the toy industry has no significant barriers to entry. Competition is based primarily on the ability to design and develop new toys, to procure licenses for popular characters and trademarks and to successfully market products. Many of our competitors offer similar products or alternatives to our products. Our competitors have obtained and are likely to continue to obtain licenses that overlap our licenses with respect to products, geographic areas and markets. We cannot assure you that we will be able to obtain adequate shelf space in retail stores to support our existing products or to expand our products and product lines or that we will be able to continue to compete effectively against current and future competitors.

WE MAY NOT BE ABLE TO SUSTAIN OR MANAGE OUR RAPID GROWTH

     We experienced rapid growth in net sales and net income in 1996, 1997 and 1998. As a result, comparing our period-to-period operating results may not be meaningful and results of operations from prior periods may not be indicative of future results. We cannot assure you that we will continue to experience growth in, or maintain our present level of, net sales or net income.

     Our growth strategy calls for us to continuously develop and diversify our toy business by acquiring other companies, entering into additional license agreements and expanding into international markets, which will place additional demands on our management, operational capacity and financial resources and systems. The increased demand on management may necessitate the recruitment and retention by JAKKS of additional qualified management personnel. We cannot assure you that we will successfully recruit and retain qualified personnel or expand and manage our operations effectively and profitably.

     In addition, implementation of our growth strategy is subject to risks beyond our control, including competition, market acceptance of new products, changes in economic conditions, our ability to obtain or renew licenses on commercially reasonable terms and our ability to finance increased levels of accounts receivable and inventory necessary to support our sales growth, if any. Accordingly, we cannot assure you that our growth strategy will be implemented successfully.

WE NEED TO BE ABLE TO ACQUIRE AND INTEGRATE COMPANIES AND NEW PRODUCT LINES SUCCESSFULLY

     Our growth strategy depends in part upon our ability to acquire companies or new product lines. Future acquisitions will only succeed if we can effectively assess characteristics of potential target companies or product lines, such as:

     - financial condition and results of operations;

     - attractiveness of products;

     - suitability of distribution channels;

     - management ability; and

     - the degree to which acquired operations can be integrated with our operations.

     We cannot assure you that we can identify attractive acquisition candidates or negotiate acceptable acquisition terms, and our failure to do so may adversely affect our results of operations and our ability to sustain growth. Our acquisition strategy involves a number of risks, each of which could adversely affect our operating results, including:

     - difficulties in integrating acquired businesses or product lines, assimilating new facilities and personnel and harmonizing diverse business strategies and methods of operation;

     - diversion of management attention from operation of our existing business;

     - loss of key personnel from acquired companies; and

     - failure of an acquired business to achieve targeted financial results.

A FEW CUSTOMERS ACCOUNT FOR A LARGE PORTION OF OUR NET SALES

     In 1998, 69.6% of our net sales came from sales of our products to five customers. In 1997, that figure was 61.7%. Except for outstanding purchase orders for specific products, we do not have written contracts with or commitments from any of our customers. A substantial reduction in or termination of orders from any of our largest customers could adversely affect our business, financial condition and results of operations. In addition, pressure by large customers seeking a reduction in prices, financial incentives, a change in other terms of sale or for JAKKS to bear the risks and the cost of carrying inventory could also adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR KEY PERSONNEL

     Our success is largely dependent upon the experience and continued services of Jack Friedman, our Chairman and Chief Executive Officer, and Stephen G. Berman, our President and Chief Operating Officer. We cannot assure you that we would be able to find an appropriate replacement for Mr. Friedman or Mr. Berman if the need should arise, and any loss or interruption of Mr. Friedman's or Mr. Berman's services could adversely affect our business, financial condition and results of operations. We maintain key-man life insurance on Mr. Friedman in the amount of $4.0 million, which may be insufficient to fund the cost of employing his successor.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY POLITICAL OR ECONOMIC DEVELOPMENTS IN CHINA

     Substantially all of our products are produced by unaffiliated manufacturers in the People's Republic of China. As a result, our operations may be affected by many factors, including:

     - economic, political, governmental and labor conditions in China;

     - the possibility of expropriation, supply disruption, currency controls and exchange fluctuations;

     - China's relationship with the United States; and

     - fluctuations in the exchange rate of the U.S. dollar against foreign currencies.

1. LOSS OF CHINA'S "MOST FAVORED NATION" STATUS

     China currently enjoys "Most Favored Nation" status under United States tariff laws. China's Most Favored Nation status is reviewed annually by Congress, and the renewal of this status is subject to significant political uncertainties. The loss of China's Most Favored Nation status or the imposition of retaliatory or protectionist trade policies, such as a substantial increase in the duty on products we import into the United States from China, would adversely affect our business, financial condition and results of operation.

2. IMPOSITION OF TRADE RESTRICTIONS

     China may be subject to retaliatory trade restrictions imposed by the United States under various provisions of the Trade Act of 1974. In the past, the United States has threatened the imposition of punitive 100% tariffs on selected goods and has withdrawn this threat very shortly before sanctions were to take effect. The imposition by the United States of trade sanctions and subsequent actions by China would result in manufacturing and distribution disruptions or higher costs to us which, in turn, would adversely affect our business, financial condition and results of operations.

3. POLITICAL UNCERTAINTY IN HONG KONG

     We maintain an office in Hong Kong to supervise and monitor manufacturing and product promotion in China. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to China. If Hong Kong's business climate were to become less

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

favorable as a result of the transfer of sovereignty, it would adversely affect our business, financial condition and results of operations.

OUR PRODUCT SALES ARE SUBJECT TO SEASONAL AND QUARTERLY FLUCTUATIONS

     Our product sales are highly seasonal, with a majority of our sales occurring between September and December, the traditional holiday season. As a result, approximately 68.1% of our 1998 shipments occurred in the third and fourth quarters. This seasonality causes our quarterly operating results and working capital needs to fluctuate significantly.

OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND TO POTENTIAL PRODUCT LIABILITY CLAIMS

     Our business is subject to various laws, including the Federal Hazardous Substances Act, the Consumer Product Safety Act, the Flammable Fabrics Act and the rules and regulations promulgated under these acts. These statutes are administered by the Consumer Product Safety Commission, which has the authority to exclude from the market products that are found to be hazardous and which can require a manufacturer to repurchase these products under certain circumstances. We cannot assure you that defects in our products will not be alleged or found. Any such allegations or findings could result in:

     - product liability claims;

     - loss of sales;

     - diversion of resources;

     - damage to our reputation; and

     - increased warranty costs;

any of which may adversely affect our business, financial condition and results of operations. There can be no assurance that our product liability insurance will be sufficient to avoid or limit our loss in the event of an adverse outcome of any product liability claim.

WE DEPEND ON OUR PROPRIETARY RIGHTS

     We rely on trademark, copyright and trade secret protection, nondisclosure agreements and licensing arrangements to establish, protect and enforce our proprietary rights in our products. The laws of certain foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We cannot assure you that we or our licensors will be able to successfully safeguard and maintain our proprietary rights. Further, we cannot assure you that third parties will not assert intellectual property claims against us in the future. These claims could divert management attention from operating our business or result in unanticipated legal and other costs, which could adversely affect our business, financial condition and results of operations.

WE DEPEND ON THIRD-PARTY MANUFACTURERS

     We depend on third parties to manufacture all our products. Although we own the tools, dies and molds used to manufacture our products, we have limited control over the manufacturing processes themselves. As a result, any difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns or the inability to fulfill orders on a timely basis could adversely affect our business, financial condition and results of operations.

     We do not have long-term contracts with our third-party manufacturers. Although we believe we would be able to secure other third-party manufacturers to produce our products as a result of our ownership of the tools, dies and molds used in the manufacturing process, our operations would be adversely affected if we lost our relationship with any of our current suppliers or if our current suppliers' operations or sea or air transportation with our China-based manufacturers were disrupted or terminated even for a relatively short period of time. Our tools, dies and molds are located at the facilities of our third-party manufacturers. Accordingly, significant damage to these facilities could result in the loss of or damage to a material portion of our tools, dies and molds, in addition to production delays while new facilities were being arranged and replacement tools, dies and molds were being produced. We do not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of supply, particularly if we were required to utilize alternative sources of supply.

     Although we do not purchase the raw materials used to manufacture our products, we are potentially subject to variations in the prices we pay our third-party manufacturers for products, depending on what they pay for their raw materials.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE

     Market prices of the securities of toy companies are often volatile. The market price of our common stock may be affected by many factors, including:

     - fluctuations in our financial results;

     - the actions of our customers and competitors (including new product line announcements and introductions);

     - new regulations affecting foreign manufacturing;

     - other factors affecting the toy industry in general; and

     - sales of our common stock into the public market.

In addition, the stock market periodically has experienced significant price and volume fluctuations which may have been unrelated to the operating performance of particular companies.

FUTURE SALES OF OUR SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE

     As of April 26, 1999, there were 7,324,530 shares of our common stock outstanding. An additional 1,438,201 shares of our common stock are issuable upon the conversion of our convertible preferred stock and upon the exercise of currently exercisable warrants and options. If all these shares were issued, we would have 8,762,731 shares of our common stock outstanding. In addition, 907,373 shares of our common stock are issuable upon the exercise of outstanding options that are not currently exercisable. Any sale of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, may adversely affect the market price of our common stock.

OUR MANAGEMENT EXERCISES SUBSTANTIAL CONTROL OVER OUR BUSINESS

     As of April 26, 1999, our directors and executive officers beneficially owned, in the aggregate, 1,373,694 shares of our common stock, representing approximately 18.0% of the common stock outstanding. Immediately after this offering, they will beneficially own, in the aggregate, 942,444 shares, representing approximately 9.5% of the common stock then to be outstanding. Accordingly, if these persons act together, they could exercise considerable influence over matters requiring approval of our stockholders, including the election of our Board of Directors.

THE COMPUTER SYSTEMS WE RELY ON MAY NOT ACHIEVE YEAR 2000 READINESS

     Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, our computer systems and software may need to be upgraded to comply with Year 2000 requirements. Otherwise, system failures or miscalculations leading to disruptions in our operations could occur. We also depend on third parties, including suppliers and customers, for the operation of our day-to-day business. We cannot assure you that our efforts or those being taken by these third parties, if any, will be sufficient to eliminate any Year 2000 problem from the computer systems used by us or these third parties. In the event that any modifications or conversions to computer systems required to be Year 2000 compliant are not completed on a timely basis, non-compliant systems or programs may fail or malfunction, which could disrupt our operations, create additional costs, divert management's attention and otherwise adversely affect our business, financial condition and results of operations. For a more detailed discussion of our efforts to address the Year 2000 problem, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Impact of the Year 2000."

OUR ABILITY TO ISSUE "BLANK CHECK" PREFERRED STOCK AND OUR OBLIGATION TO MAKE SEVERANCE PAYMENTS COULD PREVENT OR DELAY TAKEOVERS

     Our certificate of incorporation authorizes the issuance of "blank check" preferred stock (that is, preferred stock which our Board of Directors can create and issue without prior stockholder approval) with rights senior to those of our common stock. In addition, our employment agreements with two of our executive officers require us, under certain conditions, to make substantial severance payments to them if they resign after a change of control. These provisions could delay or impede a merger, tender offer or other transaction resulting in a change in control of JAKKS, even if such a transaction would have significant benefits to our stockholders. As a result, these provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

OUR MANAGEMENT HAS BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS OF THIS OFFERING

     We are allocating a substantial portion of the net proceeds of this offering to potential acquisitions, working capital and other general corporate purposes. We do not currently have any binding agreement with respect to any acquisition of any company or product line that would require the application of any significant portion of these net proceeds. In addition, our management may apply our net proceeds to purposes different from those currently contemplated or change the allocation of our net proceeds among these purposes. Thus, our management will have substantial discretion with regard to the ultimate use of the net proceeds of this offering.

                                USE OF PROCEEDS

     If we sell the common stock offered hereby at a public offering price of $21.00 per share, after we deduct the underwriting discount and pay the offering expenses, JAKKS will receive net proceeds of approximately $45.2 million and the selling stockholders will receive net proceeds of approximately $8.5 million. If the underwriters' over-allotment option is exercised in full, JAKKS will receive additional net proceeds of approximately $6.9 million and the selling stockholders will receive additional net proceeds of approximately $1.3 million. We will not receive or benefit from any proceeds from the sale of shares by the selling stockholders.

     We currently intend to use the net proceeds of this offering received by us, as follows:

     - approximately $13.0 million to fund the operation of our joint venture, including our share of its minimum royalty advance payments and its video game development and production costs;

     - approximately $4.0 million to enhance existing products and to develop new products for introduction under our current product lines in or after 2000;

     - approximately $1.5 million to develop and expand our interactive wrestling figures product line;

     - approximately $1.0 million to design and implement our e-commerce web site; and

     - the balance for the acquisition of new character or product licenses, new products or product lines or other toy companies or businesses, working capital and general corporate purposes.

     Depending on future events, we may determine at a later time to use our net proceeds for different purposes or to allocate our net proceeds differently among the uses described above. Pending these uses, we expect to invest these funds in short-term, interest-bearing, investment grade securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is traded on the Nasdaq National Market under the symbol "JAKK." The following table sets forth, for the periods indicated, the range of high and low closing sale prices for our common stock on the Nasdaq National Market.

                                                              PRICE RANGE
                                                               OF COMMON
                                                                 STOCK
                                                            ---------------
                                                            HIGH        LOW
                                                            ----        ---
1997:
  First quarter...........................................    8 3/4      7 1/8
  Second quarter..........................................    8 1/4      4 1/2
  Third quarter...........................................   10 13/16    5 3/4
  Fourth quarter..........................................   11 1/8      7 5/8
1998:
  First quarter...........................................    9 3/8      7 3/16
  Second quarter..........................................   12 1/4      7 15/16
  Third quarter...........................................   10 15/16    7
  Fourth quarter..........................................   17 5/8     10 11/16
1999:
  First quarter...........................................   19 3/4     10 11/16
  Second quarter (through April 27).......................  23 11/16    18 3/8

     As of April 26, 1999, there were approximately 64 holders of record of our common stock. On April 27, 1999, the last sale price of our common stock reported on the Nasdaq National Market was $22.375 per share.

     We intend to retain our future earnings, if any, to finance the growth and development of our business, and, accordingly, we do not plan to pay any cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock (other than dividends payable in shares of our common stock) is prohibited until all accumulated dividends on our preferred stock are paid in full and sufficient funds to pay the current dividends thereon are set aside. Moreover, the loan agreements relating to our revolving credit lines prohibit some of our subsidiaries from distributing funds to us without the lender's consent.

                                 CAPITALIZATION

     The following table reflects our actual short-term debt and capitalization as of December 31, 1998 and as adjusted to reflect the receipt and application of the estimated net proceeds from the sale of our common stock offered by us hereby at a public offering price of $21.00 per share, after deducting the underwriting discount and estimated offering expenses, and the conversion of $6.0 million principal amount of our convertible debentures into 1,043,479 shares of our common stock.

                                                           AS OF DECEMBER 31, 1998
                                                           ------------------------
                                                            ACTUAL     AS ADJUSTED
                                                           --------    ------------
                                                            (IN THOUSANDS, EXCEPT
                                                                 SHARE DATA)
Current portion of long-term debt........................  $    60       $    --
                                                           =======       =======
Long-term debt, net of current portion...................  $ 5,940       $    --
                                                           -------       -------
Stockholders' equity:
  Convertible preferred stock, $.001 par value, 5,000
     shares authorized; 1,000 shares issued and
     outstanding.........................................       --            --
  Common stock, $.001 par value, 25,000,000 shares
     authorized; 6,026,042 shares issued and outstanding,
     actual; 9,388,271 shares issued and outstanding, as
     adjusted............................................        6             9
  Additional paid-in capital.............................   27,044        77,855
  Retained earnings......................................   10,778        10,778
  Unearned compensation from grant of options............      (74)          (74)
                                                           -------       -------
          Total stockholders' equity.....................   37,754        88,568
                                                           -------       -------
Total capitalization.....................................  $43,694       $88,568
                                                           =======       =======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated statement of operations data for each of the three years in the period ended December 31, 1998 and selected consolidated balance sheet data as of December 31, 1997 and 1998 have been derived from our audited consolidated financial statements, which begin on page F-1 of this prospectus. The following selected consolidated statement of operations data for the nine-month period ended December 31, 1995 and selected consolidated balance sheet data as of December 31, 1995 and 1996 have been derived from our audited consolidated financial statements, which are not included in this prospectus. You should read the financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in this prospectus, beginning on page F-1.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          APRIL 1, 1995
                                          (INCEPTION) TO    YEARS ENDED DECEMBER 31,
                                           DECEMBER 31,    ---------------------------
                                               1995         1996      1997      1998
                                          --------------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Net sales...............................      $6,078       $12,052   $41,945   $85,253
Cost of sales...........................       4,131         7,231    25,875    52,000
                                              ------       -------   -------   -------
Gross profit............................       1,947         4,821    16,070    33,253
Selling, general and administrative
  expenses..............................       1,400         3,612    11,895    24,007
                                              ------       -------   -------   -------
Income from operations..................         547         1,209     4,175     9,246
Interest, net...........................           8          (134)      418       423
Other (income) expense..................         (12)           --       328       591
                                              ------       -------   -------   -------
Income before provision for income
  taxes.................................         551         1,343     3,429     8,232
Provision for income taxes..............         115           163       643     1,857
                                              ------       -------   -------   -------
Net income..............................      $  436       $ 1,180   $ 2,786   $ 6,375
                                              ======       =======   =======   =======
Basic earnings per share................      $ 0.22       $  0.36   $  0.60   $  1.12
                                              ======       =======   =======   =======
Weighted average shares outstanding.....       2,000         3,284     4,621     5,693
                                              ======       =======   =======   =======
Diluted earnings per share..............      $  .20       $  0.34   $  0.52   $  0.89
                                              ======       =======   =======   =======
Weighted average shares and equivalents
  outstanding...........................       2,191         3,504     6,008     7,602
                                              ======       =======   =======   =======

                                                        AS OF DECEMBER 31,
                                               ------------------------------------
                                                1995     1996      1997      1998
                                               ------   -------   -------   -------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents....................  $   82   $ 6,355   $ 2,536   $12,452
Working capital (deficit)....................    (621)    7,824     3,368    13,736
Total assets.................................   4,128    14,200    43,605    58,736
Long-term debt, net of current portion.......     613        --     6,000     5,940
Total stockholders' equity...................   1,850    11,746    25,959    37,754

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. You should read this section in conjunction with our consolidated financial statements and the related notes, which begin on page F-1.

OVERVIEW

     JAKKS was founded to develop, produce and market children's toys and related products. We commenced business operations when we assumed operating control over the toy business of Justin Products Limited ("Justin"), and have included the results of Justin's operations in our consolidated financial statements from July 1, 1995, the effective date of that acquisition. The Justin product lines, which consisted primarily of fashion dolls and accessories and electronic products for children, accounted for substantially all of our net sales for the period from April 1, 1995 (inception) to December 31, 1995.

     One of our key strategies has been to grow through the acquisition or licensing of product lines, concepts and characters. In 1996, we expanded our product lines to include products based on licensed characters and properties, such as World Wrestling Federation action figures.

     We acquired Road Champs in February 1997, and have included the results of operations of Road Champs from February 1, 1997, the effective date of the acquisition. We acquired the Child Guidance and Remco trademarks in October 1997, both of which contributed to operations nominally in 1997, but contributed more significantly to operations commencing in 1998.

     Our products currently include (1) toys and action figures featuring licensed characters, including popular wrestling characters under our World Wrestling Federation license, (2) die-cast collectible and toy vehicles marketed under our Road Champs and Remco brand names, (3) pre-school electronic toys marketed under our Child Guidance brand name, and (4) fashion dolls and related accessories.

     In general, we acquire products or product concepts from others or we engage unaffiliated third parties to develop our own products, thus minimizing operating costs. Royalties payable to our developers generally range from 1% to 6% of the wholesale price for each unit of a product sold by us. We expect that outside inventors will continue to be a source of new products in the future. We also generate internally new product concepts, for which we pay no royalties.

     In June 1998, we formed a joint venture with THQ, a developer, publisher and distributor of interactive entertainment software, and the joint venture licensed the rights from Titan Sports to publish World Wrestling Federation electronic video games on all platforms. The license agreement permits the joint venture to release these games after November 16, 1999. We expect that the first game produced under this license will be released in late 1999. We also expect that JAKKS and THQ will share equally any profits generated by the joint venture.

     We contract the manufacture of most of our products to unaffiliated manufacturers located in China. We sell the finished products on a letter of credit basis or on open account to our customers, who take title to the goods in Hong Kong. These methods allow us to reduce certain operating costs and working capital requirements. A portion of our sales, primarily sales of our Road Champs products, originate in the United States, so we hold certain inventory in a warehouse and fulfillment facility operated by an unaffiliated third party. In addition, we hold inventory of other products from time to time in support of promotions or other domestic programs with retailers. To date, substantially all of our sales have been to domestic customers. We intend to expand distribution of our products into foreign territories and, accordingly, we have (1) engaged a representative to oversee sales in certain territories, (2) engaged distributors in certain territories, and (3) established direct relationships with retailers in certain territories.

     We establish reserves for sales allowances, including promotional allowances and allowances for anticipated defective product returns, at the time of shipment. The reserves are determined as a percentage of net sales based upon either historical experience or on estimates or programs agreed upon by our customers.

     Our cost of sales consists primarily of the cost of goods produced for us by unaffiliated third-party manufacturers, royalties earned by licensors on the sale of these goods and amortization of the tools, dies and molds owned by us that are used in the manufacturing process. Other costs include inbound freight and provisions for obsolescence. Significant factors affecting our cost of sales as a percentage of net sales include (1) the proportion of net sales generated by various products with disparate gross margins, (2) the proportion of net sales made domestically, which typically carry higher gross margins than sales made in Hong Kong, and (3) the effect of amortizing the fixed cost components of cost of sales, primarily amortization of tools, dies and molds, over varying levels of net sales.

     Selling, general and administrative expenses include costs directly associated with the selling process, such as sales commissions, advertising and travel expenses, as well as general corporate expenses, goodwill and trademark amortization and product development. We have recorded goodwill of approximately $11.0 million and trademarks of approximately $14.4 million in connection with acquisitions made to date. Goodwill is being amortized over a 30-year period, while trademark acquisition costs are being amortized over periods ranging from 10 to 30 years.

RECENT OPERATING RESULTS

     On April 12, 1999, we announced operating results for our first quarter ended March 31, 1999. Net sales for the quarter in 1999 totaled $25.0 million, an increase of 126% from $11.0 million for the comparable period in 1998. Net income in the 1999 quarter was $2.0 million, an increase of 334% from $0.5 million in the 1998 quarter, while diluted earnings per share increased to $0.25 in the 1999 quarter from $0.08 in the 1998 quarter.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of net sales.

                                          APRIL 1, 1995
                                          (INCEPTION) TO     YEARS ENDED DECEMBER 31,
                                           DECEMBER 31,     --------------------------
                                               1995          1996      1997      1998
                                          --------------    ------    ------    ------
Net sales...............................      100.0%        100.0%    100.0%    100.0%
Cost of sales...........................       68.0          60.0      61.7      61.0
                                              -----         -----     -----     -----
Gross profit............................       32.0          40.0      38.3      39.0
Selling, general and administrative
  expenses..............................       23.0          30.0      28.4      28.2
                                              -----         -----     -----     -----
Income from operations..................        9.0          10.0       9.9      10.8
Interest, net...........................        0.1          (1.1)      1.0       0.4
Other (income) expense..................       (0.2)           --       0.7       0.7
                                              -----         -----     -----     -----
Income before income taxes..............        9.1          11.1       8.2       9.7
Provision for income taxes..............        1.9           1.3       1.6       2.2
                                              -----         -----     -----     -----
Net income..............................        7.2%          9.8%      6.6%      7.5%
                                              =====         =====     =====     =====

YEARS ENDED DECEMBER 31, 1998 AND 1997

     Net Sales. Net sales increased $43.4 million, or 103%, to $85.3 million in 1998 from $41.9 million in 1997. The significant growth in net sales was due primarily to the continuing growth of the World Wrestling Federation action figure product line with its expanded product offerings and frequent character releases, as well as to the full year impact on sales of the Remco toy vehicles and Child Guidance pre-school toys which contributed only nominally in 1997 from their acquisition date in late October 1997. Contributions made by sales of Road Champs die-cast toy and collectible vehicles and our holiday doll line were comparable with the prior year, while our line of radio-controlled vehicles made only nominal contributions to net sales in 1998.

     Gross Profit. Gross profit increased $17.2 million, or 107%, to $33.3 million in 1998, or 39.0% of net sales, from $16.1 million, or 38.3% of net sales, in 1997. The overall increase in gross profit was attributable to the significant increase in net sales. The increase in the gross profit margin of 0.7% of net sales was due in part to the changing product mix, which included products, such as World Wrestling Federation action figures, with higher margins than some of our other products. The higher margin resulting from lower product costs was offset in part by higher royalties, and the amortization expense of molds and tools used in the manufacture of our products was comparable on a percentage basis.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $12.1 million, or 102%, to $24.0 million, or 28.2% of net sales, in 1998, from $11.9 million, or 28.4% of net sales, in 1997. The overall significant increase of $12.1 million in these costs was due in large part to the full year impact of costs associated with our addition of infrastructure in the United States and Hong Kong in connection with the Road Champs acquisition, as well as to development and marketing costs of products under our recently-acquired Child Guidance and Remco trademarks and under existing products lines, such as the World Wrestling Federation action figures. Selling, general and administrative expenses decreased modestly as a percentage of net sales due in part to the fixed nature of certain of these expenses, which were offset in part by increases in advertising expenses and product development costs in 1998. The overall dollar increase was also due to the significant increase in net sales with their proportionate impact on variable selling costs, such as freight and shipping related expenses, sales commissions, cooperative advertising and travel expenses. We produced television commercials in support of several of our products, including World Wrestling Federation action figures in 1998 and 1997, as well as radio-controlled vehicles in 1997. From time to time, we may increase our advertising efforts, including the use of more expensive advertising media, such as television, if we deem it appropriate for particular products.

     Interest, Net. We had comparable interest-bearing obligations in 1998 and in 1997 with our convertible debentures and seller notes issued in connection with the Child Guidance/Remco and Road Champs acquisitions. In addition, we had comparable average cash balances during 1998 and 1997.

     Provision for Income Taxes. Provision for income taxes included Federal, state and foreign income taxes in 1998 and also included a tax benefit generated by operating losses for Federal and state purposes in 1997. Our earnings were subject to effective tax rates of 22.6% and 18.8% in 1998 and 1997, respectively, benefiting from a flat 16.5% Hong Kong Corporation Tax on our income arising in, or derived from, Hong Kong. As of December 31, 1997, we had federal and state net operating loss carry-forwards of $727,000 and $306,000, respectively, available to offset future taxable income. The carry-forwards were fully utilized in 1998. As of December 31, 1998, we had deferred tax assets of approximately $493,000 for which no allowance has been provided since, in the opinion of management, realization of the future benefit is probable. In making this determination, management considered all available evidence, both positive and negative, as well as the weight and importance given to such evidence.

YEARS ENDED DECEMBER 31, 1997 AND 1996

     Net Sales. Net sales increased $29.8 million, or 248%, to $41.9 million in 1997 from $12.1 million in 1996. The significant growth in net sales was due primarily to the continuing growth of the World Wrestling Federation action figure product line with its expanded product offerings and frequent character releases, as well as to the contribution made by sales of Road Champs die-cast toy and collectible vehicles, which have been included from the effective date of the acquisition, February 1, 1997. Our holiday doll line performed comparably with the prior year and our new line of radio-controlled vehicles made modest contributions to net sales in 1997.

     Gross Profit. Gross profit increased $11.3 million, or 233%, to $16.1 million, or 38.3% of net sales, in 1997 from $4.8 million, or 40.0% of net sales, in 1996. The overall increase in gross profit was attributable to the significant increase in net sales. The decline in the gross profit margin of 1.7% of net sales was due in part to the changing product mix, which included products, such as Road Champs and radio-controlled vehicles, with lower margins than some of our other products.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $8.3 million, or 229%, to $11.9 million, or 28.4% of net sales, in 1997 from $3.6 million, or 30.0% of net sales, in 1996. The significant overall increase of $8.3 million in such costs was due in large part to the costs associated with our addition of infrastructure in the United States and Hong Kong in connection with the Road Champs acquisition. We have since combined the acquired operations in Hong Kong with those of our existing operations and may achieve other efficiencies in our operations. As expected, selling, general and administrative expenses decreased as a percentage of net sales due in part to the fixed nature of certain of these expenses. The overall dollar increase was also due to the significant increase in net sales with their proportionate impact on variable selling costs, such as freight and shipping related expenses, sales commissions and travel expenses. Additionally, we produced television commercials in support of several of our products, including World Wrestling Federation action figures and radio-controlled vehicles.

     Interest, Net. We had significantly higher interest-bearing obligations in 1997 than in 1996 resulting from the issuance of our convertible debentures and seller notes in connection with the Road Champs acquisition. In addition, we had lower average cash balances during 1997 than in 1996 due to significant cash payments made and working capital employed in connection with the Road Champs acquisition.

     Provision for Income Taxes. Provision for income taxes included state and foreign income taxes in 1997 and also included a tax benefit generated by operating losses for Federal and state purposes in 1996. Our earnings were subject to effective tax rates of 18.8% and 12.2% in 1997 and 1996, respectively, benefiting from a flat 16.5% Hong Kong Corporation Tax on our income arising in, or derived from, Hong Kong. As of December 31, 1997, we had federal and state net operating loss carry-forwards of $727,000 and $306,000, respectively, available to offset future taxable income.

QUARTERLY FLUCTUATIONS AND SEASONALITY

     We have experienced significant quarterly fluctuations in operating results and anticipate these fluctuations in the future. The operating results for any quarter are not necessarily indicative of results for any future period. Our first quarter is typically expected to be the least profitable as a result of lower net sales but substantially similar fixed operating expenses. This is consistent with the performance of many companies in the toy industry.

     The following tables present our unaudited quarterly results for the years indicated. The seasonality of our business is reflected in this quarterly presentation.

                                      1997                                   1998
                       -----------------------------------   -------------------------------------
                        1ST      2ND       3RD       4TH       1ST       2ND       3RD       4TH
                       ------   ------   -------   -------   -------   -------   -------   -------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales............  $5,235   $8,059   $15,919   $12,732   $11,030   $16,131   $34,218   $23,873
Gross profit.........   2,058    3,203     6,620     4,189     4,350     6,118    13,242     9,542
Income from
  operations.........     173      721     2,021     1,260       768     1,427     5,069     1,983
Income before income
  taxes..............     124      604     1,908       793       610     1,316     4,648     1,658
Net income...........     203      457     1,455       671       462       958     3,434     1,521
Diluted earnings per
  share..............  $ 0.05   $ 0.10   $  0.29   $  0.11   $  0.08   $  0.14   $  0.45   $  0.21
Weighted average
  shares and
  equivalents
  outstanding........   4,332    4,752     5,092     6,953     7,160     7,786     7,872     7,837

                                     1997                                1998
                       --------------------------------    --------------------------------
                        1ST      2ND      3RD      4TH      1ST      2ND      3RD      4TH
                       -----    -----    -----    -----    -----    -----    -----    -----
                                          (IN PERCENTAGES OF NET SALES)
Net sales............  100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Gross profit.........   39.3     39.7     41.6     32.9     39.4     37.9     38.7     40.0
Income from
  operations.........    3.3      8.9     12.7      9.9      7.0      8.8     14.8      8.3
Income before income
  taxes..............    2.4      7.5     12.0      6.2      5.5      8.2     13.6      6.9
Net income...........    3.9      5.7      9.1      5.3      4.2      5.9     10.0      6.4

LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1998, we had working capital of $13.7 million, as compared to $3.4 million as of December 31, 1997. This increase was primarily attributable to operating activities and the placement of our preferred stock in April 1998.

     Operating activities provided net cash of $12.0 million in 1998 as compared to $3.2 million in 1997. Net cash was provided primarily by net income, non-cash charges, such as depreciation, amortization and recognition of compensation expense for options, and increases in operating liabilities, which were offset in part by increases in accounts receivable and inventory. As of December 31, 1998, we had cash and cash equivalents of $12.5 million.

     Our investing activities used net cash of $5.1 million in 1998, as compared to $24.4 million in 1997, consisting primarily of the purchase of molds and tooling used in the manufacture of our products, the initial funding of the World Wrestling Federation joint venture in 1998, trademarks purchased in connection with the acquisitions of Road Champs and the Child Guidance and Remco brands, and goodwill acquired in connection with the acquisition of Road Champs in 1997. As part of our strategy to develop and market new products, we have entered into various character and product licenses with royalties ranging from 1% to 10% payable on net sales of such products. As of January 1, 1999, these agreements required future aggregate minimum guarantees of $17.2 million, exclusive of $1.3 million in advances already paid.

     Our financing activities provided net cash of $3.0 million in 1998, consisting primarily of the issuance of 1,000 shares of our preferred stock at a price of $5,000 per share in a private placement to two investors, partially offset by the repayment of various debt issued in connection with the Road Champs and Child Guidance/Remco trademark acquisitions. In 1997, financing activities provided net cash of $17.4 million, consisting of the issuance of our 4% Redeemable Convertible Preferred Stock in October 1997, which provided $6.8 million, net of offering costs, the placement of our convertible debentures in January 1997, which provided $5.5 million, net of offering costs, and various notes and other debt issued in connection with our acquisitions in 1997, less approximately $5.2 million in debt repaid.

     In January 1997, we received proceeds, net of issuance costs, of approximately $5.5 million from the issuance of $6.0 million in convertible debentures, which were converted in March and April 1999 into 1,043,479 shares of our common stock at a conversion price of $5.75 per share. These debentures bore interest at 9% per annum, payable monthly, and were due in December 2003.

     In February 1997, we acquired Road Champs for approximately $12.5 million. Consideration paid at closing was approximately $4.7 million in cash plus the issuance of 198,020 shares of our common stock (valued at approximately $1.5 million) and the assumption of approximately $766,000 of liabilities. The balance of the cash consideration ($5.5 million) was paid during the twelve-month period ended in February 1998. Assets included in the purchase were molds and tooling, office and warehouse equipment and other operating assets, as well as license agreements, trade name and goodwill.

     In October 1997, we acquired the Child Guidance and Remco trademarks for approximately $13.4 million. Consideration paid at closing was $10.6 million in cash plus the issuance of a 10% note payable in the amount of $1.2 million, which was paid in five quarterly installments ended December 31, 1998. In addition, we incurred legal and accounting fees of approximately $203,000 and assumed liabilities of $1.4 million. The acquisition was funded in part by the issuance of shares of our 4% Redeemable Convertible Preferred Stock, which were converted into 939,998 shares of our common stock in March 1998. Also in connection with this acquisition, we entered into a manufacturing and supply agreement whereby the seller of the trademarks will provide the tools and other manufacturing resources for the production of products under the trademarks. That agreement provides for four quarterly payments to the seller of $110,000, followed by six quarterly payments of $160,000, which commenced on December 31, 1997.

     In October 1997, we entered into a credit facility agreement with Norwest Bank Minnesota, N.A. which provides our Hong Kong subsidiaries with a working capital line of credit and letters of credit for the purchase of products and the operation of those subsidiaries. The facility, which expires on May 31, 1999, has an overall limit of $5.0 million, but is subject to other limitations based on advance rates on letters of credit and open accounts receivable. We expect to extend the term of this facility or to seek an alternative facility. As of December 31, 1998, there were no advances outstanding under the facility.

     In April 1998, we received $4.7 million in net proceeds from the issuance of shares of our Series A Cumulative Convertible Preferred Stock to two investors in a private placement, which are currently convertible into 558,658 shares of our common stock at a conversion price of $8.95 per share. The use of proceeds was for working capital and general corporate purposes.

     We believe that our cash flows from operations, cash and cash equivalents on hand and cash from the net proceeds of this offering, together with the availability under the Norwest facility, will be sufficient to meet our working capital and capital expenditure requirements and provide us with adequate liquidity to meet our anticipated operating needs for at least the next 12 months. Although operating activities are expected to provide cash, to the extent we grow significantly in the future, our operating and investing activities may use cash and, consequently, this growth may require us to obtain additional sources of financing. There can be no assurance that any necessary additional financing will be available to us on commercially reasonable terms, if at all.

EXCHANGE RATES

     We sell all of our products in U.S. dollars and pay for all of our manufacturing costs in either U.S. or Hong Kong dollars. Operating expenses of the Hong Kong office are paid in Hong Kong dollars. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at HK$7.80 to US$1.00 and, accordingly, has not represented a currency exchange risk to the U.S. dollar. We cannot assure you that the exchange rate between the United States and Hong Kong currencies will continue to be fixed or that exchange rate fluctuations will not have a material adverse effect on our business, financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ("FASB") recently issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which is effective for financial statements issued for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes to equity (net assets) during a period from non-owner sources. To date, we have not had any transactions that are required to be reported in other comprehensive income.

     The FASB recently issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which is effective for financial statements issued for fiscal years beginning after December 15, 1997. This statement establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. We operate in one reportable segment: the development, production and marketing of toys and related products.

IMPACT OF THE YEAR 2000

     Many currently installed computer systems and software products are dependent upon internal calendars coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, our computer systems and software may need to be upgraded to comply with Year 2000 requirements. Otherwise, system failures or miscalculations leading to disruptions in our operations could occur. We have taken actions to address this potential problem, including the identification of any non-compliant processes or systems and the implementation of corrective measures. We expect to replace internal software with non-compliant codes with software that is compliant by July 1999.

     We believe the financial reporting systems of our Hong Kong subsidiaries are Year 2000 compliant. Their systems were upgraded in 1998 in the normal course of business with software and hardware which the manufacturer has represented as being Year 2000 compliant. We are currently in the process of selecting a new software package in our corporate office which the manufacturer has represented as being Year 2000 compliant, and we believe it will be implemented by July 1999. We estimate the cost of this new software, including implementation and data conversion costs, to be approximately $60,000. Our other software is generally certified as Year 2000 compliant or is not considered critical to our operations.

     Other than the cost of the new software to be implemented in our corporate office, we have spent only nominal amounts on the Year 2000 issue, and we do not expect any significant future expenditures. Although we believe our cost estimates to be accurate, we cannot assure you that these costs will not increase or that the proposed solutions will be installed on schedule by the date estimated.

     We have addressed the Year 2000 preparedness of our critical suppliers and major customers and related electronic data interfaces with these third parties. We began in 1998, and are continuing our efforts, to contact critical suppliers and larger customers to determine whether they are, or will be, compliant by the Year 2000. Based on our evaluation and testing, these third parties are, or are expected to be, compliant by the Year 2000. However, we will continue to monitor the situation and we will formulate contingency plans to resolve customer-related issues that may arise. At this time we cannot estimate the impact that noncompliant suppliers and customers may have on us or our level of operations in the Year 2000. At present, we have not developed contingency plans, but we will determine whether to develop such plans when our assessment is completed.

                                    BUSINESS

COMPANY OVERVIEW

     We design, develop, produce and market toys and related products. Our principal products are (1) action figures and accessories featuring licensed characters, principally from the World Wrestling Federation, (2) Road Champs die-cast collectible and toy vehicles and Remco toy vehicles and role-play toys and accessories, (3) Child Guidance infant and pre-school electronic toys, and
(4) fashion and mini dolls and related accessories. We focus on "evergreen" branded products that are less subject to market fads or trends and feature well-known brand names and simpler, lower-priced toys and accessories.

     We have been successful at acquiring and capitalizing on "evergreen" brands, which are well-recognized trademarks or corporate, trade or brand names with long product histories. We continually review the marketplace to identify and evaluate evergreen brands that, for various reasons, we believe are underperforming. We seek to acquire or license these brands and revitalize them by intensifying the marketing effort to restore and enhance consumer recognition and retailer interest. We reinforce brands by linking them with other evergreen brands on our products, adding to the branded product lines new items that we expect to enjoy greater popularity, eliminating products with fading popularity, adding new features and improving the functionality of products in the line. We also try to improve point-of-sale brand visibility through better shelf positioning and more eye-catching product packaging.

     We license much of the intellectual property we use in our business. We license the World Wrestling Federation trademark, as well as numerous other trademarks, corporate, trade and brand names and logos from third parties, including Car and Driver, Caterpillar, Peterson Publishing Co. and B.A.S.S. Masters. This enables us to use high-profile marks at a lower cost than that which we would incur if we purchased these marks or developed comparable marks on our own. By licensing marks, we have access to a far greater range of marks than those that would be available for purchase, and we maintain the flexibility to acquire newly-popular marks and to discontinue our use of marks whose popularity or value has faded. We also license technology produced by unaffiliated inventors and product developers to improve the design and functionality of our products. We believe that our experience in the toy industry, our flexibility and our recent success in developing and marketing products make us more attractive to toy inventors and developers.

     Most of our current products are relatively simple and inexpensive toys. We believe that these products have proven to have enduring appeal and are less subject to general economic conditions, toy product fads and trends, changes in retail distribution channels and other factors. In addition, the simplicity of these products enables us to choose among a wider range of manufacturers and affords us greater flexibility in product design, pricing and marketing.

     We formed our joint venture with THQ in June 1998 to develop, manufacture and market, under an exclusive license with Titan Sports, video games based on World Wrestling Federation characters and themes. The joint venture's first product is expected to be released at the end of 1999.

     We sell our products through our in-house sales staff and independent sales representatives. Purchasers of our products include toy and discount retail chain stores, department stores, toy specialty stores and wholesalers. The Road Champs products are also sold to smaller hobby shops, specialty retailers and corporate accounts, among others. Our five largest customers are Toys 'R Us, Wal-Mart, Kay-Bee Toys, Kmart and Target.

     Over the past few years, the toy industry has experienced substantial consolidation among both toy companies and toy retailers. We believe that the ongoing consolidation of toy companies provides us with increased growth opportunities due to retailers' desire not to be entirely dependent on a few dominant toy companies. Retailer concentration also enables us to ship products, manage account relationships and track retail sales more effectively with a smaller staff.

INDUSTRY OVERVIEW

     According to Toy Manufacturers of America, Inc. ("TMA"), the leading industry trade group, total manufacturers' shipments of toys, excluding video games, in the U.S., were approximately $15.2 billion in 1998. According to the TMA, the United States is the world's largest toy market, followed by Japan and Western Europe. Sales by U.S. toy manufacturers to non-U.S. customers totaled approximately $5.5 billion in 1997 (the last year for which TMA published this data). We believe the two largest U.S. toy companies, Mattel and Hasbro, collectively hold a dominant share of the domestic non-video toy market. In addition, hundreds of smaller companies compete in the design and development of new toys, the procurement of character and product licenses, and the improvement and expansion of previously-introduced products and product lines. In the video game segment, manufacturers' shipments of video game software were approximately $3.0 billion in 1998.

BUSINESS STRATEGY

     Our business strategy consists of the following elements:

     - Expand core products. In 1999, we plan to introduce hundreds of new items within our core product lines, including World Wrestling Federation action figures and accessories, Road Champs and Remco vehicles, Child Guidance toys and our fashion dolls, and to continue to add technological and functional innovations to our product lines.

     - Enter new product categories. Through our participation in the joint venture, we expect to enter the video game market with its line of World Wrestling Federation licensed video games. Also, we will continue to use our extensive experience in the toy industry to evaluate toys and licenses in new product categories and to develop additional product lines in 1999 and beyond.

     - Pursue strategic acquisitions. Since our inception, we have acquired and developed evergreen brands through the acquisition of other toy companies or their assets. These include our Road Champs, Remco and Child Guidance product lines. We intend to continue our efforts to acquire and develop evergreen brands through the opportunistic acquisition of other toy businesses with valuable trademarks or brands and compatible product lines.

     - Acquire character and product licenses. We have acquired the rights to use many familiar corporate, trade and brand names and logos from third parties that we use in conjunction with our primary trademarks and brands. Currently, we have license agreements with Titan Sports, Car and Driver, Caterpillar, Petersen Publishing Co. and B.A.S.S. Masters, among others. We intend to continue to pursue new licenses from these companies and from other entertainment and media companies. We also intend to continue to purchase additional inventions and product concepts through our existing network of product developers.

     - Expand international sales. We believe that foreign markets, especially in Europe and Canada, offer us the opportunity for growth. We intend to expand our international sales by capitalizing on our experience and our relationships with foreign distributors and retailers.

     - Exploit our operating efficiencies. We believe that our current infrastructure and low-overhead operating methods can accommodate significant growth without a proportionate increase in our operating and administrative expenses, thereby increasing our operating margins.

     - Leverage core product cash flows. Allowing for the natural seasonal fluctuations in the toy industry, sales of our core products have historically generated a reliable revenue stream. We expect this trend to continue and plan to use a portion of these cash flows to fund our entry into new product lines and consumer markets.

PRODUCTS

- World Wrestling Federation Action Figures and Accessories

  We have a master toy license with Titan Sports pursuant to which we have the exclusive right, until December 31, 2009, to develop and market a full line of toy products based on the popular World Wrestling Federation professional wrestlers in the United States, Canada, Europe (excluding Great Britain), Australia and Africa. These wrestlers perform throughout the year at live events that attract large crowds, many of which are broadcast on free and cable television, including pay-per-view specials. We launched this product line in 1996 with various series of six-inch articulated action figures that have movable body parts and feature real-life action sounds from our patented bone-crunching mechanism that allows the figures' "bones" to crack when they are bent. The six-inch figures currently make up a substantial portion of the overall World Wrestling Federation line, which has since grown to include many other new products. Our strategy has been to release new figures and accessories frequently to keep the line fresh and to retain the interest of the consumers.

  Following the launch of the action figures, we marketed wrestling ring play sets and microphones with action background sounds to enhance the play value of the action figures. Since then, we have continually added new products, including action figures of varying sizes, such as three-inch sets with wrestling rings, amplifying microphones, seven-inch collector's editions, large soft body figures and small bean-bag figures with electronic sound chips of the popular wrestlers' catch phrases and in-ring banter. Building on the popularity of World Wrestling Federation and its wrestlers, we have continued to develop the line with exciting and innovative technological and functional concepts to enhance the value of the line.

  In 1999, we will be introducing a line of 12-inch interactive figures that has created a new category of toys in the industry. The line will be launched with a figure based on the World Wrestling Federation World Champion, "Stone Cold Steve Austin." The figures will be capable of accepting daily downloads of sound bites from a World

  Wrestling Federation web site, to which we expect to contribute content compatible with our toy products. We expect this product to create awareness of our pending presence on the internet in support of our current e-commerce efforts. Another technological innovation that will be added in 1999 is the "Titan Tron," featuring proximity-based technology that enables this play set to recognize the character of specially-equipped wrestling figures in order to play the wrestler's unique video and theme music with flashing lights. Other enhancements to the World Wrestling Federation product line include a sweating functionality in the "Maximum Sweat" line of action figures where the figures, when filled with water, "sweat" from the brow and chest, adding more realism and play value to the line. The various World Wrestling Federation products retail from $5.99 to $49.99.

- World Wrestling Federation Video Games

 In June 1998, we formed a joint venture with THQ, a developer, publisher and distributor of interactive entertainment software for the leading hardware game platforms in the home video game market. The joint venture entered into a license agreement with Titan Sports under which it acquired the exclusive worldwide right to publish World Wrestling Federation video games on all hardware platforms. The games will be designed, developed, manufactured and marketed by the joint venture. We expect that JAKKS and THQ will share equally any profits generated by the joint venture.

  The license agreement with Titan Sports permits the joint venture to release its first World Wrestling Federation game after November 16, 1999, and we expect that the first game produced under this license will be released in late 1999. The term of the license agreement expires on December 31, 2009, subject to a right of the joint venture to renew the license for an additional five years under various conditions.

  The joint venture will publish titles for the Sony PlayStation and Nintendo 64 consoles, hand-held Game Boy and personal computers ("PCs"). We expect the joint venture will launch its first product, a video game for the Nintendo 64 platform, and, if possible, a product for Game Boy, in late November or December 1999. It will also publish titles for new hardware platforms when and as they are introduced to the market and have established a sufficiently installed base to support new software. These titles will be marketed to our existing customers as well as to game, electronics and other specialty stores, such as Electronics Boutique and Best Buy. The home video game software market consists both of (1) cartridge-based and CD-ROM-based software for use solely on dedicated hardware systems, such as Sony PlayStation and Nintendo 64, and
  (2) software distributed on CD-ROMs for use on PCs. According to NPD Group, a leading independent toy industry research firm, Nintendo 64 and Sony PlayStation accounted for a substantial portion of the installed base of all hardware platforms and software sales in 1998.

  Under non-exclusive licenses with Sony, Nintendo and Sega, the joint venture will arrange for the manufacture of the CD-ROMs and cartridges. No other licenses are required for the manufacture of the PC titles. Profit margins for cartridge products can vary based on the cost of the memory chip used for a particular title. As software has grown more complex, the trend in the software industry has been to utilize chips with greater capacity and thus greater cost. CD-ROMs have significantly lower per unit manufacturing costs than cartridge-based products. However, these savings may be offset by typically higher development costs for titles published on CD-ROMs; these higher costs result from increasing and enhancing content to take advantage of the greater storage capacity of CD-ROMs.

  Wrestling video games have demonstrated consistent popularity, with two wrestling-theme video games among the top 10 video games, in terms of unit sales volumes, in 1998. Approximately 2.3 million units of these two games were sold in 1998, at retail prices ranging from approximately $42 to $60. We believe that the success of the World Wrestling Federation titles is dependent on the graphic look and feel of the software, the depth and variation of game play and the popularity of the World Wrestling Federation. We believe that as a franchise property, the World Wrestling Federation titles will have brand recognition and sustainable consumer, appeal which may allow the joint venture to use titles over an extended period of time through the release of sequels and extensions and to re-release such products at different price points in the future. Also, as new hardware platforms are introduced, software for these platforms requires new standards of design and technology to fully exploit these platforms' capabilities and requires that software developers devote substantial resources to product design and development.

  The joint venture will use external software developers to conceptualize and develop titles. We expect that, generally, these developers will receive advances based on specific development milestones and royalties in excess of the advances based on a fixed amount per unit sold or on a percentage, typically ranging from 8% to 12%, of net sales. Upon completion of development, each title will be extensively "play-tested" by us and THQ and sent to the manufacturer for its review and approval.

- Road Champs Die-Cast Collectible and Toy Vehicles

  The Road Champs product line consists of highly-detailed, die-cast replicas of new and classic cars, trucks, motorcycles, emergency vehicles and service vehicles, primarily in 1/43 scale (including police cars, fire trucks and ambulances), buses and aircraft (including propeller planes, jets and helicopters). As a part of the Road Champs acquisition in February 1997, we acquired the right to produce the Road Champs line of die-cast and collectible vehicle replicas, including various well-known vehicles from Ford, Chevrolet and Jeep, as well as the right to use familiar corporate names on the die-cast vehicles, such as Pepsi and Hershey. Recently, we licensed the right to reproduce vehicles featured on the covers of automotive magazines, such as Rod & Custom and Car and Driver, and to market vehicles with the B.A.S.S. Masters logo and replicas of the World Wrestling Federation Attitude Racing NHRA Team. We believe that these licenses increase the perceived value of the products and enhance their marketability. Under the terms of these licenses, which expire on various dates through May 10, 2001 (many of which include automatic annual extensions without affirmative action taken by either party), we pay the licensor a royalty based on our sales of each product bearing such licensed name. While we are not required to pay any royalty on some of the products, the royalties on a majority of the products range from 1% to 9% of sales. The Road Champs products are produced by unaffiliated foreign manufacturers. These products are sold individually, retailing from $2.99 to $7.99 each, and in play sets which retail from $9.99 to $24.99 each.

  We have divided the markets of this product line into adult collectible and children's toy segments, recognizing the specific needs of these different consumers. Each collector product features a collector case in which to store and display the vehicle and a certificate of authenticity. We produce a limited number, generally not more than 10,000, of each distinctive product to enhance its collectibility. This line presently has numerous themes, including Anniversary Collection, Police, Then & Now, World War II Fighter Planes and Classics Scenes, with die-cast scenic accessories, such as 1950's soda machines or gas pumps. The toy segment is marketed by focusing on size and value with its slogan "Bigger is Better." Our die-cast vehicles are 1/43 scale, which are larger than most other competing die-cast vehicles. The size appeals to collectors, since it enables us to show greater detail on the vehicles, and to children and their parents, who perceive a greater value in the larger size. The toys are packaged on two-pack blister cards, further highlighting the value. In addition, series were created to encourage children to collect our vehicles.

- Remco Toy Vehicles and Role Play

  Our Remco toy line includes toy vehicles, role play and other toys. Our toy vehicle line is comprised of a large assortment of rugged die-cast and plastic vehicles. Marketed under a sub-brand called "Tuff Ones," our toy vehicles range in size from 4 3/4" to big-wheeled 17" vehicles. We have revitalized them considerably by creating new packaging, redecorating the vehicles and adding highly-recognized licensed names, such as NASA, Pennzoil, U-Haul and Castrol, among others. The breadth of the line is extensive, with themes ranging from emergency, fire, farm and construction, to racing and jungle adventure. In 1999, we expanded our Remco vehicle line by adding an innovative line of trucks, called "Real Ones," which enhances the traditional play pattern by allowing children to drain an oil tanker, empty a dump truck full of dirt, or dispose of an entire load of garbage without making a mess. We accomplished this by enclosing real materials inside the trucks in a way that makes vehicle play more fun without the mess.

  We offer a variety of branded and non-branded role play sets in this new category under the Remco name. Themes include Caterpillar construction, B.A.S.S. Masters fishing, police, fire and NASA. Additionally, capitalizing on the popularity of World Wrestling Federation, we will be introducing a World Wrestling Federation role play product which will give children the opportunity to dress like and imagine being their favorite wrestling superstars.

  We market Remco "Fight Back Action Fishing Poles" under the B.A.S.S. Masters license for fun with simulated fishing action.

- Child Guidance Infant and Pre-school Toys

  We acquired the Child Guidance trade name in 1997 to accelerate our entry into the infant/pre-school toy category. This category has been recently dominated by higher-priced licensed products, which creates an opportunity for us to sell our lower price, high value line of pre-school toys. Our line of pre-school electronic toys features products that enhance sensory stimulation and learning through play, while offering value to the trade as well as to the consumer. Our products are designed for children ages two and under. We have combined the fun of music, lights, motion and sound with the early introduction of numbers, letters, shape and color recognition, all at a value price. The line consists of more than 50 products that are marketed in continually updated "try me" interactive packaging that allows the consumers to sample the product prior to purchase. We support the products with extensive advertising in popular magazines and other publications, focusing on parenting, women's and family publications, including Good Housekeeping. These products carry the Good Housekeeping Seal of Approval(R). Our current products include the Wiggle Waggle Caterpillar and Musical Pony pull-along toys, which were introduced in 1998. Other 1998 noteworthy products include

  Musical Magnets, which were recognized as one of the top toys of the year by Sesame Street Parent Magazine. In 1999, we have extended the Wiggle Waggle line to include the Wiggle Waggle Duck, which features spinning action. We have added approximately 30 other new products to the line in 1999. We have recently expanded the distribution of the Child Guidance products to include more upscale and specialty retailers. Child Guidance products are priced at retail from $2.99 to $14.99.

  In addition to creating products internally, we often acquire products and concepts from numerous toy inventors with whom we have ongoing relationships. License agreements for products and concepts call for royalties ranging from 1% to 6% of net sales, and some may require minimum guarantees and advances. Both development of internally-created items and acquiring items are ongoing efforts. In either case, it may take as long as nine months for an item to reach the market. As part of an effort to keep the product line fresh and to extend the life of the item, we create new packaging, change sound chips and change product colors from time to time.

- Fashion/Mini Dolls

  We produce various proprietary fashion dolls and accessories for children between the ages of three and 10. The product lines include: (1) 11 1/2" fashion dolls customized with high-fashion designs that correspond with particular holidays, events or themes, such as Christmas, birthdays, Fairytale, Victorian Romance and Gibson Girl Romance; and (2) 6 1/2" fashion dolls based on children's classic fairy tales and holidays. In 1999, we intend to add to our doll line by producing additional dolls based on other theme-based play sets.

  We have introduced two new line extensions for sale in 1999: (1) 15 1/2" fashion dolls that have movable body parts and intricate hairstyles and that have themes such as Era of Elegance, Renaissance and Ballet; and (2) our American Sisters baby dolls in paired 12" and 8" sizes with themes like Off to School, Ballet Recital, Birthday Surprise and Tea Party Fun. These dolls will be priced at retail from $9.99 to $24.99.

  Our in-house product developers originate the design and functionality of most of our fashion dolls. In many cases, they work with retailers and incorporate their input on doll characteristics, packaging and other design elements to create exclusive product lines for them.

SALES, MARKETING AND DISTRIBUTION

     We sell all of our products through our own in-house sales staff and independent sales representatives. Purchasers of our products include toy and discount retail chain stores, department stores, toy specialty stores and wholesalers. The Road Champs product line is also sold to smaller hobby shops, specialty retailers and corporate accounts, among others. Our five largest customers are Toys 'R Us, Wal-Mart, Kay-Bee Toys, Kmart and Target, which accounted for approximately 61.7% of our net sales in 1997 and 69.6% in 1998. Except for purchase orders relating to products on order, we do not have written agreements with our customers. Instead, we generally sell products to our customers pursuant to letters of credit or, in some cases, on open account with payment terms typically varying from 30 to 90 days. From time to time, we allow our customers credits against future purchases from us in order to facilitate their retail markdown and sales of slow-moving inventory.

     We obtain, directly, or through our sales representatives, orders for our products from our customers and arrange for the manufacture of these products as discussed below. Cancellations are generally made in writing, and we take appropriate steps to notify our manufacturers of such cancellations. Based upon the sales of the Road Champs products in the past, we expect approximately half of the Road Champs products to be sold domestically through a third-party warehouse and fulfillment center in Seattle, Washington, where we store inventory for sale.

     We maintain a full-time sales and marketing staff, many of whom make on-site visits to customers for the purpose of soliciting orders for products. We also retain a number of independent sales representatives to sell and promote our products, both domestically and internationally. Together with retailers, we sometimes test the consumer acceptance of new products in selected markets before committing resources to large-scale production.

     We generally budget approximately 5% of our net sales for advertising and promotion of our products. We produce and broadcast television commercials for our World Wrestling Federation action figure line. We may also advertise some of our other products on television, if we expect that the resulting increase in our net sales will justify the relatively high cost of television advertising. We advertise our products in trade and consumer magazines and other publications, market our products at major and regional toy trade shows, conventions and exhibitions and carry on cooperative advertising with toy retailers and other customers.

     Outside of the United States, we currently sell our products primarily in Canada, Great Britain, Latin America, Australia and Japan. Sales of our products abroad accounted for approximately 8.9% of our net sales in 1997 and 7.4% in 1998. We believe that foreign markets present an attractive opportunity, and we plan to intensify our marketing efforts and expand our distribution channels abroad.

PRODUCT DEVELOPMENT

     Each of our product lines has an in-house manager responsible for product development, including identifying and evaluating inventor products and concepts and other opportunities to enhance or expand existing product lines or to enter new product categories. In addition, we create proprietary products, the principal source of products for our fashion doll line, and products to more fully exploit our concept and character licenses. While we do have the capability to create and develop products from inception to production, we use third parties to provide a substantial portion of the sculpting, sample making, illustration and package design required for our products in order to accommodate our increasing product innovations and introductions. Typically, the development process takes from three to nine months to culminate in production of the products for shipment to our customers.

     We generally acquire our product concepts from unaffiliated third parties. If we accept and develop a third-party's concept for new toys, we generally pay a royalty on the toys developed from this concept that are sold, and may, on an individual basis, guarantee a minimum royalty. Royalties payable to developers generally range from 1% to 6% of the wholesale sales price for each unit of a product sold by us. We believe that utilizing experienced third-party inventors gives us access to a wide range of development talent. We currently work with numerous toy inventors and designers for the development of new products and the enhancement of existing products. We believe that toy inventors and designers have come to appreciate our practice of acting quickly and decisively to acquire and market licensed products. In addition, we believe that our experience in the toy industry, our flexibility and our recent success in developing and marketing products make us more attractive to toy inventors and developers than some of our competitors.

     Safety testing of our products is done at the manufacturers' facilities by an engineer employed by us or independent third-party contractors engaged by us, and is designed to meet safety regulations imposed by federal and state governmental authorities. We also monitor quality assurance procedures for our products for safety purposes.

MANUFACTURING AND SUPPLIES

     Our products are currently produced by manufacturers which we choose on the basis of quality, reliability and price. Consistent with industry practice, the use of third-party manufacturers enables us to avoid incurring fixed manufacturing costs. All of the manufacturing services performed overseas for us are paid for either by letter of credit or on open account with the manufacturers. To date, we have not experienced any material delays in the delivery of our products; however, delivery schedules are subject to various factors beyond our control, and any delays in the future could adversely affect our sales. Currently, we have ongoing relationships with approximately 15 manufacturers. We believe that alternative sources of supply are available, although we cannot assure you that adequate supplies of manufactured products can be obtained.

     Although we do not conduct the day-to-day manufacturing of our products, we participate in the design of the product prototype and production tooling and molds for the products we develop or acquire, and we seek to ensure quality control by actively reviewing the production process and testing the products produced by our manufacturers. We employ quality control inspectors who rotate among our manufacturers' factories to monitor production.

     The principal raw materials used in the production and sale of our toy products are zinc alloy, plastics, plush, printed fabrics, paper products and electronic components, all of which are currently available at reasonable prices from a variety of sources. Although we do not manufacture our products, we own the molds and tooling used in the manufacturing process, and these are transferable among manufacturers if we choose to employ alternative manufacturers.

TRADEMARKS AND COPYRIGHTS

     Most of our products are produced and sold under trademarks owned by or licensed to us. We typically register our properties, and seek protection under the trademark, copyright and patent laws of the United States and other countries where our products are produced or sold. These intellectual property rights can be significant assets. Accordingly, while we believe we are sufficiently protected, the loss of some of these rights could have an adverse effect on our business, financial condition and results of operations.

COMPETITION

     Competition in the toy industry is intense. Many of our competitors have greater financial resources, stronger name recognition and larger sales, marketing and product development departments and benefit from greater economies of scale. These factors, among others, may enable our competitors to market their products at lower prices or on terms more advantageous to customers than those we could offer for our competitive products. Competition often extends to the procurement of entertainment and product licenses, as well as to the marketing and distribution of products and the obtaining of adequate shelf space. Competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. In each of our product lines we compete against one or both of the toy industry's two dominant companies, Mattel, Inc. and Hasbro, Inc. In addition, we compete, in our action figures line, with the Toy-Biz division of Marvel Enterprises, Inc. and, in our toy vehicle lines, with Racing Champions, Inc. We also compete with numerous smaller domestic and foreign toy manufacturers, importers and marketers in each of our product categories. We expect that the joint venture's principal competition in the video game market will be Electronic Arts, which will produce video games based on World Championship Wrestling characters, and Acclaim Entertainment, Inc.

SEASONALITY AND BACKLOG

     Sales of toy products are seasonal. In 1998, approximately 68.1% our sales were made in the third and fourth quarters. Generally, the first quarter is the period of lowest shipments and sales in our business and the toy industry generally and therefore the least profitable due to various fixed costs. Seasonality factors may cause our operating results to fluctuate significantly from quarter to quarter. Due to these fluctuations, our results of operations for any quarter may vary significantly. Our results of operations may also fluctuate as a result of factors such as the timing of new products (and expenses incurred in connection therewith) introduced by us or our competitors, the advertising activities of our competitors, delivery schedules set by our customers and the emergence of new market entrants. We believe, however, that the low retail price product lines that we sell may be less subject to seasonal fluctuations than higher priced toy products.

     We ship products in accordance with delivery schedules specified by our customers, which usually request delivery of their products within three to six months of the date of their orders. Because customer orders may be canceled at any time without penalty, our backlog may not accurately indicate sales for any future period.

GOVERNMENT AND INDUSTRY REGULATION

     Our products are subject to the provisions of the Consumer Product Safety Act ("CPSA"), the Federal Hazardous Substances Act ("FHSA"), the Flammable Fabrics Act ("FFA") and the regulations promulgated thereunder. The CPSA and the FHSA enable the Consumer Product Safety Commission to exclude from the market consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury, and articles that contain excessive amounts of a banned hazardous substance. The FFA enables the Consumer Products Safety Commission to regulate and enforce flammability standards for fabrics used in consumer products. The Consumer Products Safety Commission may also require the repurchase by the manufacturer of articles which are banned. Similar laws exist in some states and cities and in various international markets. We maintain a quality control program designed to ensure compliance with all applicable laws. In addition, many of our Child Guidance products are sold under the Good Housekeeping Seal of Approval(R). To qualify for this designation, our products are tested by Good Housekeeping to ensure compliance with its product safety and quality standards.

EMPLOYEES

     As of April 26, 1999, we employed 70 persons, including three executive officers. Forty of our employees were located in the United States as of such date, while the remaining 30 were located in Hong Kong. We believe that we have good relationships with our employees. None of our employees is represented by a union.

PROPERTIES

     Our principal executive offices occupy approximately 9,000 square feet of space in Malibu, California under a lease expiring on August 31, 2002. We lease showroom and office space of approximately 4,100 square feet at the International Toy Center in New York City. We also have leased office and showroom space of approximately 5,000 square feet in Hong Kong from which we oversee our China-based third-party manufacturing operations, and we have smaller leased sites in Dallas, Texas and Union, New Jersey. We believe that our facilities in the United States and Hong Kong are adequate for our reasonably foreseeable future needs.

ENVIRONMENTAL ISSUES

     We are subject to legal and financial obligations under environmental, health and safety laws in the United States and in other jurisdictions where we operate. We are not currently aware of any material environmental liabilities associated with any of our operations. We do not believe that any environmental obligations will have a material adverse effect on our business, financial condition or results of operations.

LEGAL PROCEEDINGS; INSURANCE

     We are not a party to, nor is our property the subject of, any pending legal proceeding, other than routine litigation that is incidental to our business. We maintain comprehensive liability insurance with total coverage of $12.0 million to reduce our exposure from product liability, consumer protection and other claims or legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

        NAME           AGE         POSITIONS WITH THE COMPANY
        ----           ---         --------------------------
Jack Friedman          59     Chairman and Chief Executive Officer
Stephen G. Berman      34     Chief Operating Officer, President,
                              Secretary and Director
Joel M. Bennett        37     Chief Financial Officer
Robert E. Glick        53     Director
Michael G. Miller      51     Director
Murray L. Skala        52     Director

     Jack Friedman has been our Chairman and Chief Executive Officer since co-founding JAKKS with Mr. Berman in January 1995. Until December 31, 1998, he was also our President. From January 1989 until January 1995, Mr. Friedman was Chief Executive Officer, President and a director of THQ. From 1970 to 1989, Mr. Friedman was President and Chief Operating Officer of LJN Toys, Ltd., a toy and software company. After LJN was acquired by MCA/Universal, Inc. in 1986, Mr. Friedman continued as President until his departure in late 1988.

     Stephen G. Berman has been our Chief Operating Officer and Secretary and one of our directors since co-founding JAKKS with Mr. Friedman in January 1995. Since January 1, 1999, he has also served as our President. From our inception until December 31, 1998, Mr. Berman was also our Executive Vice President. From October 1991 to August 1995, Mr. Berman was a Vice President and Managing Director of THQ International, Inc., a subsidiary of THQ. From 1988 to 1991, he was President and an owner of Balanced Approach, Inc., a distributor of personal fitness products and services.

     Joel M. Bennett joined us in September 1995 as Chief Financial Officer. From August 1993 to September 1995, he served in several financial management capacities at Time Warner Entertainment Company, L.P., including as Controller of Warner Brothers Consumer Products Worldwide Merchandising and Interactive Entertainment. From June 1991 to August 1993, Mr. Bennett was Vice President and Chief Financial Officer of TTI Technologies, Inc., a direct-mail computer hardware and software distribution company. From 1986 to June 1991, Mr. Bennett held various financial management positions at The Walt Disney Company, including Senior Manager of Finance for its international television syndication and production division. Mr. Bennett holds a Master of Business Administration degree and is a Certified Public Accountant.

     Robert E. Glick has been one of our directors since October 1996. For more than 20 years, Mr. Glick has been an officer, director and principal stockholder in a number of privately-held companies which manufacture and market women's apparel.

     Michael G. Miller has been one of our directors since February 1996. From 1979 until May 1998, Mr. Miller was President and a director of several privately-held affiliated companies, including a list brokerage and list management consulting firm, a database management consulting firm, and a direct mail graphic and creative design firm. Mr. Miller's interests in such companies were sold in May 1998. Since 1991, he has been President of an advertising company.

     Murray L. Skala has been one of our directors since October 1995. Since 1976, Mr. Skala has been a partner of the law firm Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, our general counsel. Mr. Skala is a director of Quintel Entertainment, Inc., a publicly-held company in the business of telecommunications services and entertainment. Mr. Skala has also served as a director of other public companies, including THQ from January 1991 to January 1997, Katz Digital Technologies, Inc., a digital prepress and printing company, from December 1995 to December 1998, and Grand Toys International, Inc. from 1993 to 1994.

     All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Directors currently receive no cash compensation for serving on the Board, but are reimbursed for reasonable expenses incurred in attending meetings. Directors who are not employees are entitled to receive options to purchase shares of our common stock upon their initial election as a director and annually while they serve as directors. The holders of our preferred stock have the right, if we miss two quarterly dividends, to designate two persons to be added to our Board of Directors. Officers are elected annually by the Board and serve at the discretion of the Board.

COMMITTEES OF THE BOARD OF DIRECTORS

     We have an Audit Committee, a Compensation Committee and a Stock Option Committee. The Board does not have a Nominating Committee and performs the functions of a Nominating Committee itself.

     Audit Committee. The primary functions of the Audit Committee are to recommend the appointment of our independent certified public accountants and to review the scope and effect of such audits. Messrs. Glick, Miller and Skala are the current members of the Audit Committee.

     Compensation Committee. The functions of the Compensation Committee are to make recommendations to the Board regarding compensation of management employees and to administer plans and programs relating to employee benefits, incentives and compensation, other than our Third Amended and Restated 1995 Stock Option Plan (the "Option Plan"). Messrs. Friedman, Miller and Skala are the current members of the Compensation Committee.

     Stock Option Committee. The function of the Stock Option Committee is to determine the recipients of and the size of awards granted under the Option Plan. Messrs. Glick and Miller, both of whom are non-employee directors, are the current members of the Stock Option Committee.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of April 26, 1999 with respect to the beneficial ownership of our common stock by (1) each of our directors, (2) each Named Officer, (3) all our directors and executive officers as a group and (4) each person known by us to own beneficially more than 5% of the outstanding shares of our common stock.

                               SHARES BENEFICIALLY    NUMBER OF   SHARES BENEFICIALLY
                               OWNED PRIOR TO THIS     SHARES         OWNED AFTER
                                     OFFERING          OFFERED       THIS OFFERING
     NAME AND ADDRESS OF       --------------------   ---------   --------------------
      BENEFICIAL OWNER          NUMBER      PERCENT                NUMBER      PERCENT
     -------------------       ---------    -------               ---------    -------
Jack Friedman(1)(2)..........    959,655(4)  13.0      323,437      636,218(4)   6.6
Stephen G. Berman(1)(2)......    171,165(5)   2.3      107,813       63,352(5)   *
Joel M. Bennett(1)...........     24,250(6)   *              0       24,250(6)   *
Robert E. Glick(1)...........     67,025(7)   *              0       67,025(7)   *
Michael G. Miller(1).........     60,025(8)   *              0       60,025(8)   *
Murray L. Skala(1)...........    158,446(9)   2.1            0      158,446(9)   1.6
Renaissance Capital Growth &
  Income Fund III, Inc.(3)...    596,065(10)   8.1           0      596,065(10)   6.2
Renaissance US Growth &
  Income Trust PLC(3)........    521,739      7.1            0      521,739      5.4
All directors and executive
  officers as a group (6
  persons)...................  1,373,694(11)  18.0     431,250      942,444(11)   9.5

-------------------------
  *  Less than 1% of our outstanding shares.

 (1) The address of Messrs. Friedman, Berman, Bennett, Glick, Miller and Skala is 22761 Pacific Coast Highway, Malibu, California 90265.

 (2) If the underwriters' over-allotment option is exercised in full, Mr. Friedman will sell 371,952 shares and will beneficially own 587,703 shares (6.1% of the outstanding shares) after this offering, and Mr. Berman will sell 123,985 shares and will beneficially own 47,180 shares (0.5% of the outstanding shares) after this offering.

 (3) The address of this beneficial owner is 8080 N. Central Parkway, Dallas, TX 75026.

 (4) Includes 66,872 shares held in trusts for the benefit of children of Mr. Friedman. Also includes 41,667 shares which Mr. Friedman may purchase upon the exercise of certain stock options.

 (5) Includes 41,667 shares which Mr. Berman may purchase upon the exercise of certain stock options.

 (6) Includes 23,250 shares which Mr. Bennett may purchase upon the exercise of certain stock options.

 (7) Includes 60,025 shares which Mr. Glick may purchase upon the exercise of certain stock options.

 (8) Represents shares which Mr. Miller may purchase upon the exercise of certain stock options.

 (9) Includes 65,450 shares which Mr. Skala may purchase upon the exercise of certain stock options and 66,872 shares held by Mr. Skala as trustee under trusts for the benefit of children of Mr. Friedman.

(10) Includes 335,195 shares which Renaissance Capital Growth & Income Fund III, Inc. has the right to acquire upon the conversion of 600 shares of our preferred stock held by it (at a conversion price of $8.95 per share).

(11) Includes 66,872 shares held in trusts for the benefit of children of Mr. Friedman and an aggregate of 292,084 shares which the directors and executive officers may purchase upon the exercise of certain stock options.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     One of our directors, Murray L. Skala, is a partner in the law firm of Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, which has performed, and is expected to continue to perform, legal services for us.

                           DESCRIPTION OF SECURITIES

GENERAL

     We are currently authorized to issue 25,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of April 26, 1999, 7,324,530 shares of our common stock were outstanding and owned of record by approximately 64 persons, and 1,000 shares of our preferred stock, consisting of Series A Cumulative Convertible Preferred Stock, were outstanding. After we issue an additional 2,318,750 shares in this offering, 9,643,280 shares will be outstanding.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights. All the currently outstanding shares of our common stock are, and all shares of our common stock offered by us hereby, upon issuance and sale, will be, fully paid and nonassessable.

PREFERRED STOCK

     Our certificate of incorporation currently provides that we are authorized to issue up to 1,000,000 shares of "blank check" preferred stock. Without any further approval by our stockholders, our Board of Directors may designate and authorize the issuance, upon the terms and conditions it may determine, of one or more classes or series of preferred stock with prescribed preferential dividend and liquidation rights, voting, conversion, redemption and other rights. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the common stock. Under certain circumstances, the issuance of preferred stock could also make it more difficult for a third party to gain control of JAKKS, discourage bids for the common stock at a premium or otherwise adversely affect the market price of our common stock.

     On April 1, 1998, we issued and sold 1,000 shares of our Series A Cumulative Convertible Preferred Stock in a private placement to two investment funds at a price of $5,000 per share. The holders of our preferred stock are entitled to receive quarterly payments of preferential dividends at an annual rate of $350 per share and to convert their shares into our common stock based on a current conversion price of $8.95 (subject to adjustment for certain dilutive events and specified transactions). The preferred stock is redeemable, in whole, but not in part, at its liquidation value (together with all accrued and unpaid dividends) at our option if (1) our common stock is then traded on the Nasdaq National Market or the New York Stock Exchange; (2) the average "Current Market Price" (as defined) of our common stock over a period of 20 trading days equals or exceeds $20.00; and (3) the shares of our common stock issuable upon conversion of the preferred stock are subject to a registration statement under the Securities Act that has become effective and permits the sale of such shares on a continuous or delayed basis. The preferred stock is also redeemable at its liquidation value (together with accrued and unpaid dividends) at the option of any holder upon the occurrence of specified "Events of Redemption," including an amendment to our certificate of incorporation or our by-laws affecting our Board of Directors, our merger or consolidation with another company, or a sale of all or substantially all of our assets. The holders of the preferred stock have no voting rights, other than as required by the Delaware General Corporation Law, class voting with respect to certain amendments of our certificate of incorporation or by-laws or the authorization or issuance of certain shares of our capital stock. In addition, if at any time dividends on our preferred stock for two quarters are not paid in full, they may, subject to certain limitations, designate or elect two additional directors.

CONVERTIBLE DEBENTURES

     On December 31, 1996, we issued and sold at par $6.0 million principal amount of our 9.00% Convertible Debentures due December 31, 2003 in a private placement to two investment funds. The convertible debentures bore interest, payable monthly, at a rate of 9% per annum on the outstanding principal amount. The entire principal amount of the convertible debentures were converted in March and April 1999 into 1,043,479 shares of our common stock at a conversion price of $5.75 per share.

WARRANTS

     In connection with our initial public offering in May 1996, we issued to the representatives of the underwriters warrants to purchase, until May 1, 2001, an aggregate of 150,000 shares of our common stock, of which warrants to purchase 78,993 shares at a current exercise price of $8.4375 per share remain outstanding as of April 26, 1999.

     For its assistance in connection with our sale of the convertible debentures in January 1997, we issued to an investment banking firm a warrant to purchase, until January 8, 2002, an aggregate of 150,000 shares of our common stock, of which warrants to purchase 74,013 shares at a current exercise price of $6.75 per share remain outstanding as of April 26, 1999.

     In connection with a public offering of our common stock in May 1997, we issued to the underwriter warrants to purchase, until May 1, 2002, up to 60,000 shares of our common stock at an exercise price of $7.475 per share, all of which have been exercised.

     In connection with the formation of our joint venture, we agreed to issue to THQ a warrant to purchase, at any time during a five year period, up to 150,000 shares of our common stock and to issue to Titan Sports and a related party warrants to purchase, at any time during a 10 year period, up to 125,000 shares of our common stock. These warrants will have an exercise price of $10.00 per share. We also agreed to grant the holders of these warrants certain registration rights under the Securities Act. To date, we have not issued and delivered these warrants, although we remain obligated to do so.

SECURITIES ACT REGISTRATION

     All of the shares of our common stock issued or issuable upon the conversion of our convertible preferred stock and upon the exercise of our outstanding warrants and options have been registered under the Securities Act.

TRANSFER AGENT

     The transfer agent for our common stock is U.S. Stock Transfer Corporation, Glendale, California.

                                  UNDERWRITING

     The underwriters named below, acting through their representatives, Advest, Inc., Morgan Keegan & Company, Inc. and Southwest Securities, Inc. (the "Representatives"), have severally agreed with us and the selling stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase from us and the selling stockholders the number of shares of our common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares, if any are purchased.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Advest, Inc.................................................  1,397,000
Morgan Keegan & Company, Inc................................    762,000
Southwest Securities........................................    381,000
Dain Rauscher Wessels.......................................     30,000
Friedman, Billings, Ramsey & Co., Inc.......................     30,000
Gerard Klauer Mattison & Co., LLC...........................     30,000
McDonald Investments Inc., a KeyCorp Company................     30,000
Tucker Anthony Incorporated.................................     30,000
Van Kasper & Company........................................     30,000
Wedbush Morgan Securities Inc...............................     30,000
                                                              ---------
          Total                                               2,750,000
                                                              =========

     The Representatives have advised us that the underwriters propose to offer these shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at this price less a concession of not more than $0.75 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No such reduction will change the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus.

     We and the selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 412,500 additional shares of common stock at the same price per share as is being paid for the 2,750,000 shares that the underwriters have committed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the first 2,750,000 shares offered hereby. If any of these additional shares are purchased, they will be sold by the underwriters on the same terms as those on which the first 2,750,000 shares are sold.

     The following table presents certain information about compensation that the underwriters will receive in connection with this offering:

                                                              TOTAL
                                                     -----------------------
                                         PER SHARE    MINIMUM*     MAXIMUM*
                                         ---------   ----------   ----------
JAKKS..................................    $1.26     $2,921,625   $3,359,869
Selling Stockholders...................    $1.26     $  543,375   $  624,881

     *Minimum amounts assume that the over-allotment option is not exercised; maximum amounts assume that the over-allotment option is exercised in full.

     In addition, JAKKS will pay to Advest, Inc., upon completion of this offering, a financial advisory fee in the amount of $50,000. We have also agreed that upon the completion of this offering and for a nine month period thereafter, Advest, Inc. will have the right of first offer to provide us with investment banking services in connection with subsequent public offerings of our equity securities and merger and acquisition advisory services relating to a sale or other disposition of all our securities or a material portion of our assets. In connection with such investment banking or advisory services, prior to contacting any other investment banking or financial advisory firms, we will first provide Advest, Inc. with a description of the contemplated services and invite Advest, Inc. to submit to us a proposal for providing such services. If its fees are no less favorable than those submitted by another nationally recognized investment banking or advisory firm, we will engage Advest, Inc. exclusively to provide such services.

     We expect the total expenses incurred in connection with this offering (excluding the underwriting discount discussed above) to be $550,000. JAKKS is obligated to pay all these expenses; the selling stockholders will not pay any of these expenses.

     The Underwriting Agreement contains covenants of indemnity among us, the selling stockholders and the underwriters against certain civil liabilities, including liabilities arising under the Securities Act.

     All of our directors and officers have agreed that until 180 days after the date of this prospectus (the "Lock-up Period") they will not, without the prior written consent of Advest, Inc., offer, contract to sell, sell, encumber, grant any option for the sale of, distribute, transfer or dispose of any of our common stock or any options, warrants or securities convertible into or exercisable or exchangeable for shares of our common stock now owned or hereafter acquired by them or with respect to which they have or acquire the power of disposition (other than shares of common stock being sold hereby by selling stockholders or shares disposed of by bona fide gifts). They have also agreed to waive their registration rights with respect to our common stock during the Lock-up Period.

     Similarly, we have agreed that, during the Lock-up Period, we will not, subject to some exceptions, issue, sell, contract to sell or otherwise dispose of any shares of our common stock other than the issuance of our common stock upon the exercise of outstanding options, warrants or convertible securities.

     The Representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of our common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of our common stock. A "syndicate covering transaction" is the bid for or the purchase of our common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by underwriters in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The underwriters have advised us that such transactions may be effected on the

Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, its bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The legality of the common stock offered hereby is being passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala & Bass LLP, New York, New York. Murray L. Skala, a partner of that firm, is one of our directors and holds of record 92,996 shares (of which 66,872 shares are held in trust for the benefit of Mr. Friedman's children) and options to purchase 65,450 shares of our common stock, all of which are currently exercisable. Morgan, Lewis & Bockius LLP, New York, New York will pass upon certain legal matters for the underwriters in connection with this offering.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus were audited by Pannell Kerr Forster, Certified Public Accountants, A Professional Corporation, Los Angeles, California, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the SEC. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The SEC allows us, under certain circumstances, to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 0-28104).

     1. Our Annual Report on Form 10-KSB for our fiscal year ended December 31, 1998;

     2. Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 1999; and

     3. The "Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A (File No. 0-28104), filed March 29, 1996, and the "Description of Securities -- Common Stock" incorporated therein by reference to our Registration Statement on Form SB-2 (Reg. No. 333-2048-LA).

     You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

          JAKKS Pacific, Inc.
          22761 Pacific Coast Highway
          Suite 226
          Malibu, California 90265
          (310) 456-7799

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998..........................   F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1997 and 1998..............   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998..........................   F-6
Notes to Consolidated Financial Statements..................   F-7
Financial Statement Schedule: Schedule II -- Valuation and
  Qualifying Accounts.......................................  F-23

                          INDEPENDENT AUDITORS' REPORT

The Stockholders
JAKKS Pacific, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of JAKKS Pacific, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows and the financial statement schedule listed in the accompanying index on page F-1 for each of the three years in the period ended December 31, 1998. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements and schedule referred to above present fairly, in all material respects, the financial position of JAKKS Pacific, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

PANNELL KERR FORSTER
Certified Public Accountants
A Professional Corporation

February 22, 1999
  except for note 18, for which
  the date is March 1, 1999

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1997           1998
                                                            -----------    -----------
Current assets
  Cash and cash equivalents...............................  $ 2,535,925    $12,452,201
  Accounts receivable, net of allowance for uncollectible
    accounts of $51,153 and $133,986 for 1997 and 1998,
    respectively..........................................    8,735,528     11,926,725
  Inventory, net of reserves of $129,695 and $464,133 for
    1997 and 1998, respectively...........................    1,948,250      2,918,941
  Deferred product development costs......................      807,603        237,914
  Prepaid expenses and other..............................      632,315        789,691
  Advanced royalty payments...............................      252,603        307,542
  Due from officers.......................................       15,112             --
                                                            -----------    -----------
         Total current assets.............................   14,927,336     28,633,014
Property and equipment
  Office furniture and equipment..........................      217,786        440,162
  Molds and tooling.......................................    3,647,638      5,826,643
  Leasehold improvements..................................       90,432        195,909
                                                            -----------    -----------
         Total............................................    3,955,856      6,462,714
  Less accumulated depreciation and amortization..........    1,099,207      2,173,708
                                                            -----------    -----------
         Property and equipment, net......................    2,856,649      4,289,006
Deferred offering and acquisition costs...................      626,713        408,151
Intangibles and deposits, net.............................      318,511        489,936
Investment in joint venture...............................           --      1,044,708
Goodwill, net.............................................   10,695,488     10,322,896
Trademarks, net...........................................   14,180,118     13,548,054
                                                            -----------    -----------
         Total assets.....................................  $43,604,815    $58,735,765
                                                            ===========    ===========
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable........................................  $ 4,266,456    $ 3,705,116
  Accrued expenses........................................    2,467,246      4,371,711
  Reserve for sales returns and allowances................    1,860,821      5,341,517
  Current portion of long-term debt.......................    2,361,076         60,000
  Income taxes payable....................................      603,614      1,418,763
                                                            -----------    -----------
         Total current liabilities........................   11,559,213     14,897,107
Long-term debt, net of current portion....................    6,000,000      5,940,000
Deferred income taxes.....................................       86,896        144,705
                                                            -----------    -----------
         Total liabilities................................   17,646,109     20,981,812
                                                            -----------    -----------
Commitments and contingencies
Stockholders' equity
  Common stock, $.001 par value; 25,000,000 shares
    authorized; issued and outstanding 4,942,094 and
    6,026,042 shares, respectively........................        4,942          6,026
  Convertible preferred stock, $.001 par value; 5,000
    shares authorized; issued and outstanding 3,525 and
    1,000, respectively...................................            4              1
  Additional paid-in capital..............................   21,693,061     27,044,536
  Retained earnings.......................................    4,402,636     10,777,662
                                                            -----------    -----------
                                                             26,100,643     37,828,225
  Unearned compensation from grant of options.............      141,937         74,272
                                                            -----------    -----------
         Total stockholders' equity.......................   25,958,706     37,753,953
                                                            -----------    -----------
         Total liabilities and stockholders' equity.......  $43,604,815    $58,735,765
                                                            ===========    ===========

See notes to consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                YEARS ENDED DECEMBER 31,
                                        -----------------------------------------
                                           1996           1997           1998
                                        -----------    -----------    -----------
Net sales.............................  $12,052,016    $41,944,921    $85,252,563
Cost of sales.........................    7,231,296     25,874,784     52,000,135
                                        -----------    -----------    -----------
Gross profit..........................    4,820,720     16,070,137     33,252,428
Selling, general and administrative
  expenses............................    3,611,471     11,895,260     24,006,497
                                        -----------    -----------    -----------
Income from operations................    1,209,249      4,174,877      9,245,931
Interest, net.........................     (133,795)       417,293        422,553
Other (income) expense................           --        328,139        590,948
                                        -----------    -----------    -----------
Income before provision for income
  taxes...............................    1,343,044      3,429,445      8,232,430
Provision for income taxes............      163,275        642,949      1,857,404
                                        -----------    -----------    -----------
Net income............................  $ 1,179,769    $ 2,786,496    $ 6,375,026
                                        ===========    ===========    ===========
Basic earnings per share..............  $      0.36    $      0.60    $      1.12
                                        ===========    ===========    ===========
Diluted earnings per share............  $      0.34    $      0.52    $      0.89
                                        ===========    ===========    ===========

See notes to consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        DECEMBER 31, 1996, 1997 AND 1998

                                          CONVERTIBLE    PAR                                           UNEARNED
                              COMMON       PREFERRED    VALUE            ADDITIONAL                  COMPENSATION       TOTAL
                              SHARES        SHARES       PER    STOCK      PAID-IN      RETAINED      FROM GRANT    STOCKHOLDERS'
                            OUTSTANDING   OUTSTANDING   SHARE   AMOUNT     CAPITAL      EARNINGS      OF OPTIONS       EQUITY
                            -----------   -----------   -----   ------   -----------   -----------   ------------   -------------
Balance, December 31,
  1995....................   2,000,000          --      $.001   $2,000   $ 1,624,238   $   436,371    $(212,905)     $ 1,849,704
Issuance of common stock
  for cash................   1,502,000          --       .001    1,502     7,652,761            --           --        7,654,263
Issuance of common stock
  from bridge financing
  conversion..............     469,300          --       .001      469     1,044,310            --           --        1,044,779
Issuance of common stock
  in partial consideration
  for purchase of toy
  business assets.........      13,649          --       .001       14           (14)           --           --               --
Earned compensation from
  grant of options........          --          --         --       --            --            --       17,742           17,742
Net income................          --          --         --       --            --     1,179,769           --        1,179,769
                             ---------      ------      -----   ------   -----------   -----------    ---------      -----------
Balance, December 31,
  1996....................   3,984,949          --       .001    3,985    10,321,295     1,616,140     (195,163)      11,746,257
Issuance of common stock
  for cash................     690,000          --       .001      690     2,921,063            --           --        2,921,753
Exercise of options.......      69,125          --       .001       69       132,555            --           --          132,624
Issuance of common stock
  in partial consideration
  for purchase of toy
  business................     198,020          --       .001      198     1,499,802            --           --        1,500,000
Issuance of convertible
  preferred stock for
  cash....................          --       3,525       .001        4     6,818,346            --           --        6,818,350
Earned compensation from
  grant of options........          --          --         --       --            --            --       53,226           53,226
Net income................          --          --         --       --            --     2,786,496           --        2,786,496
                             ---------      ------      -----   ------   -----------   -----------    ---------      -----------
Balance, December 31,
  1997....................   4,942,094       3,525       .001    4,946    21,693,061     4,402,636     (141,937)      25,958,706
Conversion of preferred
  stock...................          --      (3,525)      .001       (4)            4            --           --               --
Issuance of common stock
  from conversion of
  preferred stock.........     939,998          --       .001      940          (940)           --           --               --
Issuance of 7% convertible
  preferred stock for
  cash....................          --       1,000       .001        1     4,731,151            --           --        4,731,152
Exercise of options.......     143,950          --       .001      144       647,248            --           --          647,392
Earned compensation from
  grant of options........          --          --         --       --            --            --       41,677           41,677
Cancellation of options,
  unearned compensation...          --          --         --       --       (25,988)           --       25,988               --
Net income................          --          --         --       --            --     6,375,026           --        6,375,026
                             ---------      ------      -----   ------   -----------   -----------    ---------      -----------
Balance, December 31,
  1998....................   6,026,042       1,000      $.001   $6,027   $27,044,536   $10,777,662    $ (74,272)     $37,753,953
                             =========      ======      =====   ======   ===========   ===========    =========      ===========

See notes to consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,
                                                         ------------------------------------------
                                                            1996            1997           1998
                                                         -----------    ------------    -----------
Cash flows from operating activities
  Net income...........................................  $ 1,179,769    $  2,786,496    $ 6,375,026
                                                         -----------    ------------    -----------
  Adjustments to reconcile net income to net cash
     provided (used) by operating activities
     Depreciation and amortization.....................      338,032       1,605,226      2,986,137
     Earned compensation from stock option grants......       17,742          53,226         41,677
     Loss on disposal of property and equipment........           --         328,139        719,331
     Changes in operating assets and liabilities
       Accounts receivable.............................   (1,844,981)     (6,315,058)    (3,191,197)
       Inventory.......................................      (53,977)     (1,808,145)      (970,691)
       Prepaid expenses and other......................     (973,076)       (450,545)       357,374
       Accounts payable................................      899,929       2,655,469       (561,340)
       Accrued expenses................................       27,049       2,262,159      1,904,465
       Income taxes payable............................      191,622         331,009        815,149
       Reserve for sales returns and allowances........     (285,513)      1,685,621      3,480,696
       Deferred income taxes...........................      (40,186)         94,427         57,809
                                                         -----------    ------------    -----------
          Total adjustments............................   (1,723,359)        441,528      5,639,410
                                                         -----------    ------------    -----------
          Net cash provided (used) by operating
            activities.................................     (543,590)      3,228,024     12,014,436
                                                         -----------    ------------    -----------
Cash flows from investing activities
  Deferred offering and acquisition costs..............      (85,300)             --             --
  Property and equipment...............................   (1,058,654)     (2,934,935)    (3,875,852)
  Due from officers....................................     (120,030)        104,918         15,112
  Other assets.........................................      (49,129)       (241,572)      (197,928)
  Trademarks...........................................           --     (14,352,556)       (12,252)
  Investment in joint venture..........................           --              --     (1,044,708)
  Cash paid in excess of cost over toy business assets
     acquired (goodwill)...............................           --      (7,006,753)            --
                                                         -----------    ------------    -----------
          Net cash used by investing activities........   (1,313,113)    (24,430,898)    (5,115,628)
                                                         -----------    ------------    -----------
Cash flows from financing activities
  Proceeds from sale of common stock...................    7,669,263       2,946,603             --
  Proceeds from convertible preferred stock............           --       6,818,350      4,731,152
  Proceeds from debt...................................    1,104,694      13,413,659             --
  Repayments of note payable to officer................     (382,816)             --             --
  Proceeds from stock options exercised................           --         132,624        647,392
  Repayments of debt...................................     (260,930)     (5,245,665)    (2,361,076)
  Deferred financing costs.............................           --        (682,032)            --
                                                         -----------    ------------    -----------
          Net cash provided by financing activities....    8,130,211      17,383,539      3,017,468
                                                         -----------    ------------    -----------
Net increase (decrease) in cash and cash equivalents...    6,273,508      (3,819,335)     9,916,276
Cash and cash equivalents, beginning of year...........       81,752       6,355,260      2,535,925
                                                         -----------    ------------    -----------
Cash and cash equivalents, end of year.................  $ 6,355,260    $  2,535,925     12,452,201
                                                         ===========    ============    ===========
Cash paid during the period for:
  Interest.............................................  $    49,638    $    648,187    $   647,404
                                                         ===========    ============    ===========
  Income taxes.........................................  $    11,839    $    217,213    $ 1,042,255
                                                         ===========    ============    ===========

     See note 16 for additional supplemental information to consolidated statements of cash flows.

See notes to consolidated financial statements.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE 1 -- PRINCIPAL INDUSTRY

     JAKKS Pacific, Inc. (the "Company"), a Delaware corporation, is engaged in the development, production and marketing of toys and children's electronics products, some of which are based on highly-recognized entertainment properties and character licenses. The Company commenced operations in July 1995 through the purchase of substantially all of the assets of a Hong Kong toy company. The Company is marketing its product lines domestically and internationally.

     The Company was incorporated under the laws of the State of Delaware in January 1995.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. In consolidation, all significant inter-company balances and transactions are eliminated.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid assets, having an original maturity of less than three months, to be cash equivalents. The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual future results could differ from those estimates.

REVENUE RECOGNITION

     Revenue is recognized upon the shipment of goods to customers. Provisions for estimated defective products and markdowns are made at the time of sale.

DEFERRED PRODUCT DEVELOPMENT COSTS

     The Company defers certain costs related to the preliminary activities associated with the manufacture of its products, which the Company has determined have future economic benefit. These costs are then expensed in the period in which the initial shipment of the related product is made. Management periodically reviews and revises, when necessary, its

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) estimate of the future benefit of these costs, and expenses them if it is deemed there no longer is a future benefit.

DEFERRED OFFERING, FINANCING AND ACQUISITION COSTS

     During 1997, financing costs were incurred in obtaining a line of credit facility. The deferred financing costs are being amortized over the term of the credit facility.

     During 1996, costs incurred for a follow-on offering, debenture offering and certain acquisition costs were deferred. The deferred acquisition costs were reclassified to investment costs upon completion of the acquisition of Road Champs, Inc. The deferred offering costs related to the debentures are being amortized over the term of the debentures, or will be written-off upon conversion (note 8).

INVENTORY

     Inventory is valued at the lower of cost (first-in, first-out) or market.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's cash and cash equivalents, accounts receivable and notes payable represent financial instruments. The carrying value of these financial instruments is a reasonable approximation of fair value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

Personal computers...................  5   years
Office equipment.....................  5   years
Furniture and fixtures...............  5   years
Molds and tooling....................  2 - 4 years
Leasehold improvements...............  Shorter of length of lease or 10 years

ADVERTISING

     Production costs of commercials and programming are charged to operations in the year during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising expense for the years ended December 31, 1996, 1997 and 1998 was approximately $22,000, $1,304,000 and $3,903,000, respectively.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

     The Company does not file a consolidated return with its foreign subsidiaries. The Company files Federal and state returns and its foreign subsidiaries file Hong Kong returns. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized as deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

TRANSLATION OF FOREIGN CURRENCIES

     Monetary assets and liabilities denominated in Hong Kong dollars are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Transactions during the period are translated at the rates ruling at the dates of the transactions.

     Profits and losses resulting from the above translation policy are recognized in the consolidated statement of operations.

GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill represents the excess purchase price paid over the fair market value of the assets of acquired toy companies. Goodwill is being amortized over 30 years on a straight-line basis. Accumulated amortization at December 31, 1997 and 1998 totaled $482,263 and $632,519, respectively.

     The carrying value of goodwill is based on management's current assessment of recoverability. Management evaluates recoverability using both objective and subjective factors. Objective factors include management's best estimates of projected future earnings and cash flows and analysis of recent sales and earnings trends. Subjective factors include competitive analysis and the Company's strategic focus.

     Intangible assets other than goodwill consist of product technology rights and trademarks. Intangible assets are amortized on a straight-line basis, over five to thirty years, the estimated economic lives of the related assets. Accumulated amortization as of December 31, 1997 and 1998 was $192,606 and $1,177,306, respectively.

EARNINGS PER SHARE (EPS)

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." This statement establishes simplified standards for computing and presenting earnings per share (EPS). It requires dual presentation of basic and diluted

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER SHARE (EPS) (CONTINUED)
EPS on the face of the income statement for entities with complex capital structures and disclosures of the calculation of each EPS amount.

                                                             1996
                                             ------------------------------------
                                                           WEIGHTED
                                                            AVERAGE
                                               INCOME       SHARES      PER SHARE
                                             ----------    ---------    ---------
Basic EPS
Income available to common stockholders....  $1,179,769    3,284,432    $    0.36
                                                                        =========
Effect of dilutive securities
Options and warrants.......................          --      219,335
                                             ----------    ---------
Diluted EPS
Income available to common stockholders
  plus assumed exercises...................  $1,179,769    3,503,767    $    0.34
                                             ==========    =========    =========

                                                             1997
                                             ------------------------------------
                                                           WEIGHTED
                                                            AVERAGE
                                               INCOME       SHARES      PER SHARE
                                             ----------    ---------    ---------
Basic EPS
Income available to common stockholders....  $2,786,496    4,621,369    $    0.60
                                                                        =========
Effect of dilutive securities
Options and warrants.......................          --      187,761
9% convertible debentures..................     363,286    1,023,411
4% convertible preferred stock.............          --      175,904
                                             ----------    ---------
Diluted EPS
Income available to common stockholders
  plus assumed exercises and conversions...  $3,149,782    6,008,445    $    0.52
                                             ==========    =========    =========

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER SHARE (EPS) (CONTINUED)

                                                             1998
                                             ------------------------------------
                                                           WEIGHTED
                                                            AVERAGE
                                               INCOME       SHARES      PER-SHARE
                                             ----------    ---------    ---------
Basic EPS
Income available to common stockholders....  $6,375,026    5,692,601    $    1.12
                                                                        =========
Effect of dilutive securities
Options and warrants.......................          --      217,898
9% convertible debentures..................     372,732    1,043,479
4% convertible preferred stock.............          --      227,252
7% convertible preferred stock.............          --      420,528
                                             ----------    ---------
Diluted EPS
Income available to common stockholders
  plus assumed exercises and conversions...  $6,747,758    7,601,758    $    0.89
                                             ==========    =========    =========

NOTE 3 -- ACQUISITIONS AND JOINT VENTURE

     In February 1997, the Company acquired all of the stock of Road Champs, Inc. (RCI) and all of the operating assets of an affiliated company for $11,723,924. Consideration paid at closing was $4,719,413 in cash plus the issuance of $1,500,000 (198,020 shares) of the Company's common stock. The balance of the adjusted purchase price of $3,079,026 was paid in three equal installments bearing interest at a rate of 7.0% per annum. As of December 31, 1998, all such payments were made in full. In addition, the payment for inventory of $2,188,778, without interest, was made in 1997. Professional fees totaling $236,707 were incurred as part of the acquisition costs. Outstanding balances were secured by all acquired shares and assets, however, they were subordinated to the convertible debentures due December 31, 2003 (note 8).

     The assets acquired and liabilities assumed from RCI were as follows:

Inventory, net of reserve of $200,000.............  $ 1,956,358
Prepaid expenses..................................      226,881
Property and equipment............................      694,788
Deposits..........................................      105,461
Trademarks........................................    1,000,000
Goodwill..........................................    8,506,753
Liabilities assumed...............................     (766,317)
                                                    -----------
Net assets acquired                                 $11,723,924
                                                    ===========

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 3 -- ACQUISITIONS AND JOINT VENTURE (CONTINUED)
     In October 1997, the Company acquired the right, title and interest in and to the Remco and Child Guidance (R&CG) trademarks, and all registrations and applications for registration thereof, throughout the world. Total costs of the trademarks included:

Cash..............................................  $10,600,000
Promissory note...................................    1,200,000
Liabilities assumed...............................    1,350,000
Professional service fees.........................      202,556
                                                    -----------
Total acquisition costs                             $13,352,556
                                                    ===========

     The total purchase price paid to the seller consisted of cash and a promissory note totaling $11,800,000. The liabilities assumed included a reserve for returns and allowances of $750,000 and a reserve of $600,000 that represents the Company's contributions to the seller's settlement with its Hong Kong representative agent for early termination of its service contract due to sale of the trademarks. Costs incurred in professional service fees of $202,556 are attributed to executing the acquisition of the trademarks. The Company also entered into a firm commitment, manufacturing and supply agreement with seller (note 12).

     In June 1998, the Company formed a joint venture with a company that develops, publishes and distributes interactive entertainment software for the leading hardware game platforms in the home video game market. The joint venture has entered into a license agreement under which it acquired the exclusive worldwide right to publish video games on all hardware platforms. As of December 31, 1998, the Company has made initial contributions to the joint venture of $1,044,708 (note 12).

NOTE 4 -- CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to concentration of credit risk are cash equivalents and trade receivables. Cash equivalents consist principally of short-term money market funds. These instruments are short-term in nature and bear minimal risk. To date, the Company has not experienced losses on these instruments.

     The Company performs ongoing credit evaluations of its customers' financial condition, but does not require collateral to support customer receivables. Most goods are sold on irrevocable letter of credit basis.

     Included in the Company's consolidated balance sheets at December 31, 1997 and 1998 are its operating net assets, most of which are located in facilities in Hong Kong and China and which totaled $8,948,131 and $8,627,240 for 1997 and 1998, respectively.

NOTE 5 -- DUE FROM OFFICERS

     Due from officers represented a balance of $15,112 at December 31, 1997 due from a Company officer. The $15,112, due on demand, was non-interest bearing and was repaid in 1998.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 6 -- ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                           1997          1998
                                        ----------    ----------
Bonuses...............................  $  254,737    $  841,000
Trademarks acquisition reserve........     600,000       177,245
Interest expense......................      37,607            --
Royalties and sales commissions.......   1,130,512     2,681,973
Hong Kong subsidiaries accruals.......     384,747       529,722
Other.................................      59,643       141,771
                                        ----------    ----------
                                        $2,467,246    $4,371,711
                                        ==========    ==========

NOTE 7 -- RELATED PARTY TRANSACTIONS

     A director of the Company is a partner in the law firm that acts as counsel to the Company. The Company paid legal fees and expenses to the law firm in the amount of approximately $270,000 in 1996, $151,000 in 1997 and $510,000 in 1998.
Also see note 5 for other related party transactions.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 8 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                           1997          1998
                                                        ----------    ----------
Convertible debentures, bearing interest on the
  principal amounts outstanding at 9% per annum with
  the first monthly installment payable on February 1,
  1997. If not sooner redeemed or converted into
  common stock, the debenture shall mature on December
  31, 2003. Commencing on December 31, 1999, mandatory
  monthly principal redemption installments are to be
  made in the amount of $10 per $1,000 of the then
  remaining principal amount of the debenture. Such
  debentures are convertible into 1,043,479 shares of
  the Company's common stock at $5.75 per share. The
  debentures are secured by all outstanding shares of
  the Company's wholly-owned subsidiaries and
  substantially all operating assets of the Company
  (note 2)............................................  $6,000,000    $6,000,000
Note payable, due in five quarterly principal
  installments of $240,000 starting December 31, 1997,
  with interest at 10% per annum. The note is secured
  by the Remco and Child Guidance trademarks..........   1,200,000            --
Note payable, due in three principal payments with the
  final installment due February 6, 1998, with
  interest at 7% per annum. The note is secured by the
  RCI assets..........................................   1,046,376            --
Line of credit facility (note 12).....................     114,700            --
                                                        ----------    ----------
                                                         8,361,076     6,000,000
Less current portion of long-term debt................   2,361,076        60,000
                                                        ----------    ----------
Long-term debt, net of current portion................  $6,000,000    $5,940,000
                                                        ==========    ==========

NOTE 9 -- INCOME TAXES

     The provision differs from the expense that would result from applying Federal statutory rates to income before taxes because of the inclusion of a provision for state income taxes and the income of the Company's foreign subsidiaries is taxed at a rate of 16.5% applicable in Hong Kong. In addition, the provision includes deferred income taxes resulting from adjustments in the amount of temporary differences. Temporary differences arise primarily from differences in timing in the deduction of state income taxes and the use of the straight-line method of depreciation for financial reporting purposes and accelerated methods of depreciation for tax purposes.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 9 -- INCOME TAXES (CONTINUED)
     The Company does not file a consolidated return with its foreign subsidiaries. The Company files Federal and state returns and its foreign subsidiaries file Hong Kong returns. Income taxes reflected in the accompanying consolidated statements of operations are comprised of the following:

                               1996         1997         1998
                             ---------    --------    ----------
Federal....................  $      --    $     --    $  715,000
State and local............      1,350      26,000       210,000
Hong Kong..................    277,994     522,522       874,595
                             ---------    --------    ----------
                               279,344     548,522     1,799,595
Deferred...................   (116,069)     94,427        57,809
                             ---------    --------    ----------
                             $ 163,275    $642,949    $1,857,404
                             =========    ========    ==========

     As of December 31, 1998, the Company has utilized all net operating loss carry-forwards.

                                                   1997         1998
                                                 ---------    ---------
Deferred tax assets resulting from deductible
  temporary differences from loss
  carry-forwards, noncurrent...................  $ 258,239    $ 493,134
Deferred tax liabilities resulting from taxable
  temporary differences, noncurrent............   (345,135)    (637,839)
                                                 ---------    ---------
                                                 $ (86,896)   $(144,705)
                                                 =========    =========

     The Company's management concluded that a deferred tax asset valuation allowance as of December 31, 1997 and 1998 was not necessary.

     A reconciliation of the statutory United States Federal income tax rate to the Company's effective income tax rate is as follows:

                                                    1996    1997    1998
                                                    ----    ----    ----
Statutory income tax rate.........................   35%     35%     35%
State and local income taxes, net of Federal
  income tax effect...............................    1       1       1
Effect of temporary differences and Hong Kong's
  lower tax rate..................................   --      --     (22)
Effect of net operating loss carry-forwards.......  (40)    (35)    (11)
Income taxes on foreign earnings at rates other
  than the United States Statutory rate not
  subject to United States income taxes...........   16      18      19
                                                    ---     ---     ---
                                                     12%     19%     22%
                                                    ===     ===     ===

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 9 -- INCOME TAXES (CONTINUED)
     The components of income before provision for income taxes are as follows:

                              1996          1997          1998
                           ----------    ----------    ----------
Domestic.................  $ (360,040)   $   16,216    $3,681,456
Foreign..................   1,703,084     3,413,229     4,550,974
                           ----------    ----------    ----------
                           $1,343,044    $3,429,445    $8,232,430
                           ==========    ==========    ==========

NOTE 10 -- LEASES

     The Company leases office and showroom facilities and certain equipment under operating leases. The following is a schedule of minimum annual lease payments. Rent expense for the years ended December 31, 1996, 1997 and 1998 totaled $182,690, $582,766 and $550,360, respectively.

1999...............................  $  549,360
2000...............................     423,940
2001...............................     324,852
2002...............................     223,632
2003...............................      23,032
                                     ----------
                                     $1,544,816
                                     ==========

NOTE 11 -- COMMON STOCK AND PREFERRED STOCK

     The Company has 25,005,000 authorized shares of stock consisting of 25,000,000 shares of $.001 par value common stock and 5,000 shares of $.001 par value preferred stock.

     On April 1, 1998, the Company sold 1,000 shares of its Series A 7% cumulative convertible preferred stock to two investors for $4,731,152, net of issuance costs. The holders of the shares have the right, at their option, to convert such shares into common stock of the Company at any time. The price at which shares of common stock shall be delivered upon conversion shall initially be $8.95 per share of common stock. The conversion price may be adjusted in certain instances. Preferred stockholders are entitled to receive cumulative cash dividends at an annual rate of $350 per share payable as and when declared by the Company's Board of Directors.

     During 1998, 143,950 shares of the Company's common stock were issued on exercise of options for a total of $647,392.

     During 1997, the Company issued 690,000 shares of its common stock in a public offering and 198,020 shares as partial consideration for the RCI acquisition (note 3).

     During 1997, in a private placement, the Company issued 3,525 shares of its 4% redeemable convertible preferred stock at a purchase price of $2,000 per share. In March 1998, all of the 3,525 shares of such issue were converted into an aggregate of

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 11 -- COMMON STOCK AND PREFERRED STOCK (CONTINUED)
939,998 shares of the Company's common stock based on a conversion price of $7.50 per share.

NOTE 12 -- COMMITMENTS

     The Company has entered into various license agreements whereby the Company may use certain characters and properties in conjunction with its products. Such license agreements call for royalties to be paid at 1% to 10% of net sales with minimum guarantees and advance payments. Additionally, under one such license, the Company has committed to spend 12.5% of related net sales, not to exceed $1,000,000, on advertising per year.

     Future annual minimum royalty guarantees as of December 31, 1998 are as follows:

1999..............................  $ 1,752,833
2000..............................    1,653,583
2001..............................    1,551,750
2002..............................    1,475,000
2003..............................    1,380,000
Thereafter........................    9,387,500
                                    -----------
                                    $17,200,666
                                    ===========

     The Company entered into a joint venture agreement (note 3) creating a new limited liability company (LLC) in which the Company holds a 50% ownership interest. On June 10, 1998, the LLC entered into a license agreement expiring December 31, 2009, with an option for a five year automatic extension if the LLC pays the licensor $27,000,000 in royalties during the initial ten year period of the agreement. The license agreement includes guaranteed minimum royalty payments of $18,000,000 payable over the ten year initial term and $7,500,000 payable over the five year renewal period, if applicable. The Company is responsible for $7,500,000 of the $18,000,000 guaranteed royalty payments. The guarantee payments include a $3,000,000 advance, paid within 15 days after the agreements were executed, and ten minimum guaranteed installments of $1,500,000, due each January 30, starting in 2000 and ending 2009. The Company was responsible for funding $1,000,000 of the initial advance and is responsible for funding $500,000 of the first four and $750,000 of the next six of ten yearly installments. All unpaid guaranteed amounts for which the Company is responsible as of December 31, 1998 are included in the totals of the "future annual minimum royalty guarantees" table noted above. The $7,500,000 renewal guaranteed will be payable in five yearly installments, of which the Company will be responsible for funding 50% of each yearly payment.

     The Company entered into a firm price commitment manufacturing and supply agreement in connection with the acquisition of the R&CG trademarks purchased in 1997 (note 3). The agreement was entered into with the seller of the trademarks to obtain from the seller tools and other manufacturing resources of the seller for the manufacture of products, upon request by the Company. The manufacturing and supply agreement has

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 12 -- COMMITMENTS (CONTINUED)
created a firm commitment by the Company for a minimum of $1,400,000. A minimum payment of $110,000 on the agreement was due on December 31, 1997, with three additional payments of $110,000 and six payments of $160,000 to follow thereafter, through March 31, 2000, which is also the date on which the agreement terminates.

     The Company and its subsidiaries are acting as joint and several guarantors of a $5,000,000 conditional, secured, revolving, short-term trade facility available to the Company's Hong Kong wholly-owned subsidiaries. Proceeds on the credit facility are to finance working capital needs and operations in the normal course of business. At December 31, 1997 and 1998, there were unused amounts available on the line of credit of $4,885,300 and $5,000,000 and outstanding balances of $114,700 and $0, respectively. Outstanding balances accrue interest at rates equal to the bank's base rate of interest plus 1% per annum for advances of open accounts receivable, and the bank's base rate of interest plus 1/2% for advances received under negotiation of export letters of credit. At December 31, 1998, the credit facility carried interest at rates of 9.5% and 9%, respectively. Outstanding balances are collateralized by all assets of the borrower and accounts receivable and inventory of the guarantors. The credit facility expires May 31, 1999, unless terminated sooner (note 8).

NOTE 13 -- STOCK OPTION PLAN

     Under its Third Amended and Restated 1995 Stock Option Plan (the Plan), the Company has reserved 1,250,000 shares of its common stock for issuance upon exercise of options granted under the Plan. In 1998, stockholders approved an increase of 500,000 shares in the number of shares available for grant. Under the Plan, employees (including officers), non-employee directors and independent consultants may be granted options to purchase shares of common stock. Prior to the adoption of the Plan in 1995, options for 276,500 shares were granted at an exercise price of $2.00 per share. The Company recorded deferred compensation costs and a related increase in paid-in capital of $212,905 for the difference between the grant price and the deemed fair market value of the common stock of $2.77 per share at the date of grant. Such compensation costs are recognized on a straight-line basis over the vesting period of the options, which is 25% per year commencing twelve months after the grant date of such options. In 1996, 1997 and 1998, the fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used: risk-free rate of interest of 6%; dividend yield of 0%; and expected lives of five years.

     As of December 31, 1998, 308,000 shares were available for future grant. Additional shares may become available to the extent that options presently outstanding under the Plan terminate or expire unexercised.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 13 -- STOCK OPTION PLAN (CONTINUED)
     Stock option activity pursuant to the Plan is summarized as follows:

                                                         WEIGHTED
                                                         AVERAGE
                                             NUMBER      EXERCISE
                                            OF SHARES     PRICE
                                            ---------    --------
Outstanding, December 31, 1995............    10,850     $  4.50
  Granted.................................   114,625        6.70
  Exercised...............................        --          --
  Canceled................................        --          --
                                             -------     -------
Outstanding, December 31, 1996............   125,475        6.51
  Granted.................................   405,025        9.92
  Exercised...............................        --          --
  Canceled................................        --          --
                                             -------     -------
Outstanding, December 31, 1997............   530,500        9.12
  Granted.................................   484,500        8.38
  Exercised...............................   (31,800)       8.18
  Canceled................................   (73,000)       8.77
                                             -------     -------
Outstanding, December 31, 1998............   910,200     $  8.79
                                             =======     =======

     Stock option activity outside of the Plan is summarized as follows:

                                                         WEIGHTED
                                                         AVERAGE
                                             NUMBER      EXERCISE
                                            OF SHARES     PRICE
                                            ---------    --------
Outstanding, December 31, 1995............   276,500     $  2.00
  Granted.................................    75,000        7.54
  Exercised...............................        --          --
  Canceled................................        --          --
                                            --------     -------
Outstanding, December 31, 1996............   351,500        3.18
  Granted.................................    60,000        6.88
  Exercised...............................   (69,125)       2.00
  Canceled................................        --          --
                                            --------     -------
Outstanding, December 31, 1997............   342,375        4.07
  Granted.................................        --          --
  Exercised...............................  (100,900)       3.93
  Canceled................................   (33,750)       2.00
                                            --------     -------
Outstanding, December 31, 1998............   207,725     $  4.47
                                            ========     =======

     The weighted average fair value of options granted to employees in 1996, 1997 and 1998 was $2.30, $5.01 and $6.15 per share, respectively.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 13 -- STOCK OPTION PLAN (CONTINUED)
     The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                                            OUTSTANDING                  EXERCISABLE
                                  --------------------------------   --------------------
                                                          WEIGHTED               WEIGHTED
                                              WEIGHTED    AVERAGE                AVERAGE
                                   NUMBER      AVERAGE    EXERCISE    NUMBER     EXERCISE
       OPTION PRICE RANGE         OF SHARES     LIFE       PRICE     OF SHARES    PRICE
       ------------------         ---------   ---------   --------   ---------   --------
$2.00-$10.725...................  1,117,925   5.7 years    $7.99      434,400     $7.53

     In addition, as of December 31, 1998, 635,000 shares were reserved for issuance upon exercise of warrants granted in connection with the Company's initial public offering, follow-on public offering, private placement of convertible debentures and certain license agreements, at exercise prices ranging from $6.75 to $10.00 per share.

     Had the compensation cost for the Company's Plan been determined on a basis consistent with SFAS No. 123, the Company's net income and earnings per share
(EPS) for 1996, 1997 and 1998 would approximate the pro forma amounts below, which are not indicative of future amounts:

                                                YEARS ENDED DECEMBER 31,
                       ---------------------------------------------------------------------------
                                1996                      1997                      1998
                       -----------------------   -----------------------   -----------------------
                           AS                        AS                        AS
                        REPORTED    PRO FORMA     REPORTED    PRO FORMA     REPORTED    PRO FORMA
                       ----------   ----------   ----------   ----------   ----------   ----------
SFAS No. 123 charge,
  net of tax.........  $       --   $   18,172   $       --   $  132,895   $       --   $  551,541
Net income...........   1,179,769    1,161,597    2,786,496    2,653,601    6,375,026    5,823,485
Basic EPS............        0.36         0.35         0.60         0.57         1.12         1.02
Diluted EPS..........  $     0.34   $     0.33   $     0.52   $     0.50   $     0.89   $     0.82

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 14 -- PROFIT SHARING PLAN

     Effective January 1, 1997, the Company adopted a 401(k) profit sharing plan and trust (Plan). The Plan is for the exclusive benefit of eligible employees and beneficiaries. Under the Plan, employees may choose to reduce their compensation and have those amounts contributed to the Plan on their behalf. Contributions made to the Plan will be held and invested by the Plan's trustee. The Company will act as the Plan's administrator. The Plan year begins on January 1st and ends on December 31st. Employees then employed were eligible to participate in the Plan as of the effective date. Otherwise, employees may be eligible to participate in the Plan after they have completed one year of service. The Company will make matching contributions equal to 50% of the amount of salary reduction deferred. However, in applying the matching percent, only salary reductions up to 10% of compensation will be considered. The Company may also make discretionary contributions to the Plan each year. Participants may elect to defer up to 15% of their compensation each year. However, deferrals in any taxable year may not exceed a dollar limit which is set by law. The limit for 1998 was $10,000. Vesting in the Plan is based on years of service, as follows:

  YEARS OF SERVICE    CUMULATIVE PERCENT VESTED
  ----------------    -------------------------
         1                        20%
         2                        40
         3                        60
         4                        80
         5                       100

     Participants are immediately 100% vested in their salary reduction amounts contributed to the Plan.

     The Company has the right to amend and, terminate the Plan at any time. Upon termination, all amounts credited to participants accounts will become 100% vested.

     As of December 31, 1998, the Plan has not been "qualified" under the provisions of the Internal Revenue Code, and for the year then ended, the Company contributed $65,217 in matching contributions to the Plan.

NOTE 15 -- MAJOR CUSTOMERS AND INTERNATIONAL SALES

     Net sales to major customers were as follows:

                                1996                        1997                         1998
                      ------------------------    -------------------------    -------------------------
                        AMOUNT      PERCENTAGE      AMOUNT       PERCENTAGE      AMOUNT       PERCENTAGE
                      ----------    ----------    -----------    ----------    -----------    ----------
                      $3,398,000..     28.2%      $14,689,000       35.0%      $23,604,000       27.7%
                      1,679,000..      13.9         3,422,000        8.2        11,103,000       13.0
                      1,008,000..       8.4         3,199,000        7.6        10,944,000       12.8
                      847,000...        7.0         2,658,000        6.3         9,951,000       11.7
                      509,000...        4.2         1,925,000        4.6         3,717,000        4.4
                      ----------       ----       -----------       ----       -----------       ----
                      $7,441,000..     61.7%      $25,893,000       61.7%      $59,319,000       69.6%
                      ==========       ====       ===========       ====       ===========       ====

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                               DECEMBER 31, 1998

NOTE 15 -- MAJOR CUSTOMERS AND INTERNATIONAL SALES (CONTINUED)
     Net sales to international customers totaled approximately $1,043,000, $3,733,000 and $6,309,000 in 1996, 1997 and 1998, respectively.

NOTE 16 -- SUPPLEMENTAL INFORMATION TO CONSOLIDATED STATEMENTS OF CASH FLOWS

     In March 1998, the 3,525 shares of 4% redeemable convertible preferred stock with a total stockholders' equity value of $6,818,350 were converted into an aggregate of 939,998 shares of the Company's common stock.

     In 1997, 198,020 shares of common stock valued at $1,500,000 were issued in connection with the acquisition of RCI (note 3).

     In 1996, 469,300 shares of common stock were issued pursuant to the conversion of bridge financing promissory notes which provided net proceeds of $1,044,779.

NOTE 17 -- RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This new standard requires that an enterprise classify items of other comprehensive income by their nature in a financial statement; display the accumulated balances of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This statement is effective for fiscal years beginning after December 15, 1997. To date, the Company has not had any transactions that are required to be reported in other comprehensive income.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires public business enterprises to report financial and descriptive information about reportable segments. The statement also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement is effective for fiscal years beginning after December 15, 1997. The Company operates in one reportable segment: the development, production and marketing of toy and related products.

NOTE 18 -- SUBSEQUENT EVENT

     On March 1, 1999, the holders of the Company's 9% convertible debentures have elected to convert an aggregate of $3,000,000 principal amount of the debentures into 521,740 shares of the Company's common stock on May 25, 1999.

                      JAKKS PACIFIC, INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

     Allowances are deducted from the assets to which they apply, except for sales returns and allowances.

                          BALANCE AT    CHARGED TO   CHARGED TO                 BALANCE
                         BEGINNING OF   COSTS AND      OTHER                     AT END
                            PERIOD       EXPENSES     ACCOUNTS    DEDUCTIONS   OF PERIOD
                         ------------   ----------   ----------   ----------   ----------
Year ended December 31,
  1996:
Allowance for:
  Uncollectible
     accounts..........   $       --    $       --   $       --   $       --   $       --
  Reserve for potential
     product
     obsolescence......           --            --           --           --           --
  Reserve for sales
     returns and
     allowances........      460,513       253,568           --      539,081      175,000
                          ----------    ----------   ----------   ----------   ----------
                          $  460,513    $  253,568   $       --   $  539,081   $  175,000
                          ==========    ==========   ==========   ==========   ==========
Year ended December 31,
  1997:
Allowance for:
  Uncollectible
     accounts..........   $       --    $       --   $   51,153   $       --   $   51,153
  Reserve for potential
     product
     obsolescence......           --            --      200,000       70,305      129,695
  Reserve for sales
     returns and
     allowances........      175,000     3,660,775    1,050,000    3,024,954    1,860,821
                          ----------    ----------   ----------   ----------   ----------
                          $  175,000    $3,660,775   $1,301,153   $3,095,259   $2,041,669
                          ==========    ==========   ==========   ==========   ==========
Year ended December 31,
  1998:
Allowance for:
  Uncollectible
     accounts..........   $   51,153    $   82,833   $       --   $       --   $  133,986
  Reserve for potential
     product
     obsolescence......      129,695       334,438           --           --      464,133
  Reserve for sales
     returns and
     allowances........    1,860,821     6,525,867           --    3,045,171    5,341,517
                          ----------    ----------   ----------   ----------   ----------
                          $2,041,669    $6,943,138   $       --   $3,045,171   $5,939,636
                          ==========    ==========   ==========   ==========   ==========